Exhibit 99.2

EXECUTION VERSION

26 June 2023

PHARMACEUTICAL INVESTMENT COMPANY

and

CENTOGENE N.V.

JOINT VENTURE AGREEMENT

7th Floor, Tower 1, Al-Tatweer Towers
King Fahad Highway
P.O. Box 17411 Riyadh 11484
Saudi Arabia
Tel: +966.11.207.2500

www.lw.com

i

THIS AGREEMENT (the “Agreement”) is dated 26 June 2023 and is made by and among:

(1)	PHARMACEUTICAL INVESTMENT COMPANY, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010698585, having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA (“PIC”); and

(2)	CENTOGENE N.V., a public company (naamloze vennootschap) organized under the laws of the Kingdom of the Netherlands and registered with the Chamber of Commerce (Kamer van Koophandel) under registration number 72822872, having its head office address at Am Strande 7, 18055 Rostock, Germany (“NV”),

(PIC, NV and any other party which later becomes a party hereto by entering into a Deed of Adherence in accordance with the terms of this Agreement, are hereinafter referred to each individually as a “Shareholder,” and collectively the “Shareholders,” and the Shareholders and the Company are hereinafter referred to each individually as a “Party,” and collectively as the “Parties”).

WHEREAS:

(A)	PIC and NV wish to incorporate a limited liability company in the Kingdom pursuant to the terms of this Agreement (the “Company”) in order to carry out the Business (as defined below) and any ancillary business activities as may be approved by the Shareholders or the Board from time to time, in each case, in accordance with this Agreement; and

(B)	PIC and NV desire to enter into this Agreement in order to establish their respective rights and obligations, as Shareholders, in connection with the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings hereinafter contained, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged by each of the Parties, it is hereby agreed as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, capitalized terms shall have the meanings ascribed to them as follows:

“ABC Policies and Procedures” means, with respect to any Person, policies, systems, controls and procedures:

(a)	designed, monitored and maintained to manage the risk of bribery, corruption, money laundering and other financial crimes within such Person’s organisation, and prevent such Person and its Controlled Affiliates, and any Associated Persons of such Person or its Controlled Affiliates, from violating any applicable Anti-Corruption Law; and

(b)	for reporting violations and suspected violations of any applicable Anti-Corruption Law and/or generally accepted standards of business ethics and conduct, and for ensuring that all such reports are fully investigated and acted upon appropriately.

“Accounting Policies” means the International Financial Reporting Standards issued by the IFRS Foundation and the International Accounting Standards Board as implemented by Applicable Law in each relevant jurisdiction, including, in respect of the Kingdom, as implemented by the Saudi Organization for Chartered and Professional Accountants.

“Accreditation” means the KSA Lab having obtained (1) the CAP Laboratory Accreditation from the College of American Pathologists (CAP) and (2) certification pursuant to the Clinical Laboratory Improvement Amendments (CLIA), or, in the event that the Company is unable to obtain such accreditation or certification, as applicable, due to regulatory changes arising after the date hereof, an equivalent internationally recognized accreditation or certification, as applicable, as mutually agreed by the Parties, and “Accredited” shall be construed accordingly.

“Affiliate” means, in relation to any Person (the “relevant Person”):

(a)	any Person, fund or other entity Controlled by the relevant Person (whether directly or indirectly);

(b)	any Person, fund or other entity Controlling (directly or indirectly) the relevant Person;

(c)	any Person, fund or other entity Controlled (whether directly or indirectly) by any Person Controlling the relevant Person; and

(d)	if applicable, such Person’s Immediate Family Members,

provided that, notwithstanding anything to the contrary contained herein:

(i)	in respect of any Shareholder and/or its other Affiliates, neither the Company nor any of its Controlled Affiliates shall be deemed an Affiliate of such Shareholder and/or its other Affiliates;

(ii)	in respect of PIC, only entities Controlled by PIC shall be deemed a PIC Affiliate; and

(iii)	in respect of the Company, only entities Controlled by the Company shall be deemed Affiliates of the Company.

“Agreed Form” means, with respect to any document, the form of that document approved by or on behalf of each Shareholder.

“Agreement” has the meaning given in the preamble.

“Annual Budget” means the applicable annual budget of the Company approved in accordance with the provisions of this Agreement, the first of which is set out in Schedule 7 (Initial Business Plan and Initial Budget).

“Anti-Corruption Laws” means any Applicable Law that relates to bribery or corruption or money laundering, including (without limitation) (i) the Saudi Arabian Anti-Bribery Law promulgated by royal decree number M/36 dated 26/12/1412H (corresponding to 27 June 1992) and the Saudi Arabian Anti-Money Laundering Law promulgated by royal decree number M/20 dated 5/2/1439H (corresponding to 25 October 2017), (ii) the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder, and (iii) the UK Bribery Act 2010, as each may be amended or re-enacted from time to time.

“Applicable Data Protection Laws” means applicable data protection laws including but not limited to the General Data Protection Regulation (EU) 2016/679 (GDPR), the German Federal Data Protection Act (Bundesdatenschutzgesetz), the provisions of the German Genetic Diagnostics Act (Gendiagnostikgesetz) relevant to personal data and data protection, the Kingdom National Data Management Office’s Interim Regulations on Personal Data Protection, the Kingdom Ministry of Health’s Guidelines for Informed Consent, and the Kingdom Personal Data Protection Law (issued pursuant to Royal Decree M/19 of 9/2/1443H

(corresponding to 16 September 2021)), in each case as amended or updated from time to time.

“Applicable Law” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, resolutions, orders, instruments, bylaws and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, emirates or other national or supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, the Kingdom or any other jurisdiction in which the Company has operations from time to time.

“Articles” has the meaning given in Clause 2.1(c) (Incorporation).

“Associated Person” means, in relation to any Person, a Person (including any director, officer, or employee) who performs services for or on behalf of that Person;

“Audit Committee” has the meaning given in Clause 6.5 (Audit Committee).

“Audit Committee Charter” means the charter of the Audit Committee to be recommended by the Board and approved by the General Assembly in respect of the responsibilities and authorities of the Audit Committee.

“Auditor” means the independent external auditor of the Company from time to time.

“Base Value Date” has the meaning given in Schedule 6 (Fair Market Value).

“Big Four Firms” means the Saudi-licensed affiliates or branches of the following firms:

(a)	PricewaterhouseCoopers (PwC);

(b)	Deloitte;

(c)	Ernst & Young; and

(d)	Klynveld Peat Marwick Goerdeler (KPMG).

“Biodata” means patient data or samples, or data, information or results generated therefrom.

“Board” has the meaning given in Clause 6.1(a) (Board Composition).

“Board Observer” has the meaning given in Clause 6.2(d) (Board Meetings).

“Board Reserved Matters” has the meaning given in Clause 6.4 (Board Reserved Matters).

“Board Secretary” has the meaning given in Clause 6.2(h) (Board Meetings).

“Business” means the following activities in the Kingdom or any other jurisdiction in which the Company has operations from time to time:

(a)	addressing the Kingdom’s national security through localizing the genomic testing, analysis and storage of blood, genetic information and tissue samples which are currently sent outside the Kingdom, by establishing a laboratory centre of excellence in the Kingdom for genetic and multiomic testing (including, without limitation, genomics, epigenomics, transcriptomics, proteomics and metabolomics);

(b)	developing the KSA Lab initially targeting outbound genomic tests, germ line and somatic, and potentially catering to Other GCC Member State send-outs and evolving to a leading global genomics diagnostic testing player;

(c)	establishing a leading clinical advanced diagnostics (CDx) offering for multiomics (including an ambition ultimately to provide companion diagnostics) through a broad menu of high medical value assays deployed through standardized, fully automated and easy-to-use solutions with rapid turnaround time, empowering physicians to make the right patient decisions quicker;

(d)	building national data registries and establishing and maintaining a globally recognized Biodata bank and bioinformatics local infrastructure for genomic research purposes, including in relation to rare and neurodegenerative diseases;

(e)	exchanging Biodata between the Company and NV, [***]; and

(f)	providing training capabilities to physicians and scientific collaborations with Saudi key opinion leaders.

“Business Day” means a day on which commercial banks are generally open for business in the Kingdom.

“Business Plan” means the applicable five-year rolling business plan of the Company approved in accordance with the provisions of this Agreement, the first of which is set out in Schedule 7 (Initial Business Plan and Initial Budget).

“Call Option” has the meaning given in Clause 14.3 (Effect of Event of Default).

“Centogene BiodataBank” means the Biodata bank owned and operated by Centogene GmbH, an Affiliate of NV.

“CEO” means the chief executive officer of the Company from time to time.

“CFO” means the chief financial officer of the Company from time to time.

“CPI” means the Consumer Price Index as published by the General Authority of Statistics of the Kingdom of Saudi Arabia, or any successor thereto.

“Chairman” has the meaning given in Clause 6.1(a) (Board Composition).

“Commercial Agreements” means the following agreements to be executed between the Company and NV or its applicable wholly-owned Affiliate:

(a)	Consultancy Agreement;

(b)	Lab Services Agreement; and

(c)	Technology Transfer and Intellectual Property License.

“Companies Regulations” means the Saudi Arabian Regulations for Companies promulgated by Royal Decree No. M/132 dated 01/12/1443H (corresponding to 30 June 2022) and any implementing regulations thereto, as may be amended or replaced from time to time.

“Company” has the meaning given in the preamble.

“Compete” means directly or indirectly owning, operating, controlling or participating in the ownership, management, operation or control of a business directly or indirectly competing with the Business and “Competing” and “Competitor” shall be construed accordingly.

“Competition Regulations” means the Saudi Competition Law promulgated under Royal decree No. (M/75) dated 29/06/1440H (corresponding to 6 March 2019) and its implementing regulation and guidelines, as amended and issued from time to time.

“Confidential Information” has the meaning given in Clause 19.1(a) (Confidential Information).

“Conflict Matter” has the meaning given in Clause 6.3 (Conflicts of Interest).

“Conflicted Shareholder” means the Shareholder which, or the Affiliate of which, is party to the relevant transaction, agreement or arrangement with the Company that has given rise to a Conflict Matter.

“Conflicting Interest” means an interest which shall exist in respect of any Manager in connection with any:

(a)	proposed or actual transaction, agreement or arrangement between the Company and (i) such Manager or (ii) any Connected Person of such Manager, whether entered into directly or indirectly through an agent, consultant or representative of such Manager or the Connected Person of such Manager; or

(b)	matter in respect of which (i) such Manager or (ii) any Connected Person of such Manager has an interest that is in conflict with the interest of the Company.

“Connected Person” means any Affiliate or Immediate Family Member of a Person.

“Constitutive Documents” means the Articles, MISA License and CR Certificate, as each may be amended from time to time.

“Consultancy Agreement” means that certain consultancy agreement between NV and PIC, in the form to be agreed in accordance with Clause 2.1(d).

“Control” means, in relation to any Person (being the “Controlled Person”), being:

(a)	entitled to exercise, or control the exercise of (directly or indirectly) more than fifty percent (50%) of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) in respect of all or substantially all matters falling to be decided by resolution or meeting of such Persons;

(b)	entitled to appoint or remove:

(i)	directors on the Controlled Person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than fifty percent (50%) of the voting power at meetings of that board or governing body in respect of all or substantially all matters;

(ii)	any managing member of such Controlled Person; and/or

(iii)	in the case of a limited partnership, its general partner; or

(c)	entitled to exercise a dominant influence over the Controlled Person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents or pursuant to an agreement with other shareholders, partners or members of the Controlled Person, and “Controlled” or “Controlling” shall be construed accordingly.

“Corporate Governance Manual” means the corporate governance manual to be recommended by the Board and approved by the General Assembly in respect of the responsibilities and authorities of Board.

“CR Certificate” means the certificate of commercial registration of the Company issued by MoC.

“Data Protection Policy” has the meaning given in Clause 11.4 (Data Protection).

“Deadlock Event” has the meaning given in Clause 13.1 (Deadlock).

“Deadlock Notice” has the meaning given in Clause 13.2 (Deadlock).

“Deadlock Resolution Deadline” has the meaning given in Clause 13.3 (Deadlock).

“Deed of Adherence” means a deed of adherence substantially in the form attached at Schedule 5 (Form of Deed of Adherence).

“Default Notice” has the meaning given in Clause 14.2 (Service of Default Notice).

“Default Recipient” has the meaning given in Clause 14.3 (Effect of Event of Default).

“Default Transferor” has the meaning given in Clause 14.3 (Effect of Event of Default).

“Defaulting Shareholder” has the meaning given in Clause 14.1 (Events of Default).

“Defaulting Shares” has the meaning given in Clause 14.3 (Effect of Event of Default).

“Disclosing Party” has the meaning given in Clause 19.1(a) (Confidential Information).

“Dispute” has the meaning given in Clause 22.3 (Jurisdiction).

“Disputing Parties” has the meaning given in Clause 22.3 (Jurisdiction).

“Distributions” means each distribution made by the Company to a Shareholder with respect to such Shareholder’s Shares, whether in cash, property or securities of the Company and whether by liquidating distribution, dividend or otherwise.

“Effective Date” means the date of issuance of the Company’s first CR Certificate.

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by Applicable Law), title retention or other security agreement or arrangement.

“Event of Default” has the meaning given in Clause 14.1 (Events of Default).

“Excess Cash” means, at any time of determination, the amount of cash as determined by the Board in its reasonable discretion to be available for distribution to the Shareholders following its assessment of the factors and considerations set out in Clause 4.6 (Dividend Policy).

“Exercising Non-Selling Shareholder” has the meaning given in Clause 9.3 (Right of First Refusal).

“Fair Market Value” has the meaning given in Schedule 6 (Fair Market Value).

“Financial Year” means the financial year of the Company running from 1 January to 31 December, with the exception of the first financial year of the Company, which shall run from the Effective Date to 31 December 2024.

“FMV Certificate” has the meaning given in Schedule 6 (Fair Market Value).

“GAC” means the General Authority for Competition in the Kingdom.

“GAC Review Period” means the statutory ninety (90)-day review period commencing on the day immediately following the date of submission of the GAC application, provided GAC notifies the applicant that the reporting is complete, which such ninety (90)-day period may be extended by GAC by way of formal extension of such period, or of suspension of such period (in each case as extended or suspended in accordance with the Competition Regulations).

“GCC” means the Cooperation Council for the Arab States of the Gulf, consisting of the Kingdom, the Kingdom of Bahrain, State of Kuwait, State of Qatar, The United Arab Emirates and the Sultanate of Oman.

“Other GCC Member State” means each member state of the GCC, excluding the Kingdom.

“General Assembly” has the meaning given in Clause 8.1(a) (Meetings of the General Assembly).

“Governmental Authority” means any relevant government, local government, statutory or regulatory body, court, governmental authority, department, commission, board, agency or other instrumentality of the Kingdom or any other jurisdiction in which the Company has operations from time to time.

“Immediate Family Member” means with respect to any natural person, such person’s parents, spouse(s) or children, whether by birth or adoption.

“Initial Budget” has the meaning given in Clause 7.3(a) (Annual Budget).

“Initial Business Plan” has the meaning given in Clause 7.2(a) (Business Plan).

“Insolvency Event” means, in relation to a Person, any of the following:

(a)	it is unable to pay its debts as they fall due, admits an inability to do so or it otherwise suspends making payments on any of its debts;

(b)	an adjudication is made stating that it is bankrupt or insolvent, or the entry of an order for relief under applicable bankruptcy or any similar law;

(c)	the making by it of a general assignment for the benefit of creditors;

(d)	the commencement by it of a voluntary case or other proceedings seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official over it or any substantial part of its property, or consent to any such relief or to the appointment of or taking of possession by any such official in an involuntary case or other proceedings commenced against it; or

(e)	the commencement against it of an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official over it or any substantial part of its assets or property, such involuntary case or other proceedings remaining undismissed or unstayed for a period of sixty (60) Business Days.

“IPO” has the meaning given in Clause 12 (Initial Public Offering).

“Kingdom” means the Kingdom of Saudi Arabia.

“KSA Individual” means any individual whose testing was ordered by a physician based in the Kingdom, irrespective of the individuals’ citizenship or country of residence.

“KSA Lab” means a laboratory facility to be located in Riyadh, the Kingdom, and operated in accordance with Applicable Law with the intention that it becomes an Accredited, globally recognized, commercially driven genomics wet and dry lab.

“Lab Services Agreement” means that certain lab services agreement between NV and PIC, in the form to be agreed in accordance with Clause 2.1(d).

“Loan Agreement” means the loan agreement (including the Terms and Conditions attached thereto) to be executed by PIC and NV, in Agreed Form, subject to any modifications as mutually agreed between PIC and NV, as enclosed under Schedule 9.

“Lock-Up Period” has the meaning given in Clause 9 (Restrictions on Transfer).

“Long-Stop Date” means the date falling one hundred and twenty (120) days after the Signing Date, or such later date as the Shareholders may agree in writing.

“Losses” means all out-of-pocket losses, liabilities, damages, claims, demands, proceedings, expenses and penalties actually incurred, including the reasonably and properly incurred costs and expenses of any legal counsel or other professional advisor (which shall not include any indirect, consequential, or punitive losses or damages including loss of profit, revenue, business or anticipated savings, loss of goodwill, diminution in value or damage to reputation);

“Managers” has the meaning given in Clause 6.1(a) (Board Composition).

“Material Adverse Change” means, means any change, event, effect, state of facts or occurrence arising after the date of this Agreement that, individually or in the aggregate with any other change, event, effect, state of facts, or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the assets, liabilities, results of operations, financial condition or business of NV and its Controlled Affiliates taken as a whole, or (b) the ability of NV and its Controlled Affiliates to perform its obligations in connection with the transactions contemplated by the Transaction Documents, in the case of each of (a) and (b), excluding any effect resulting from (A) any failure, in it of itself, by NV to maintain compliance with the minimum bid price, minimum stockholders’ equity or minimum market value of publicly-held securities requirement of The Nasdaq Stock Market LLC (it being understood that the facts or causes underlying or contributing to such failure, including, without limitation, any decline in stockholders’ equity, may be considered in determining whether a Material Adverse Change has occurred unless otherwise excluded pursuant to any of the other clauses of this definition) or (B) any “going concern” or similar qualification in the audit report prepared in connection with the financial statements for the NV and its Controlled Affiliates.

“Material Breach” means:

(a)	a material breach by any Party of the obligations set out under Clauses 9 (Restrictions on Transfer), 10 (Restrictive Covenants), 11.2(a) (Anti-Corruption Laws) or 18 (Representation and Warranties); or

(b)	a material breach by NV of the provisions of the Commercial Agreements.

“Material Opportunity” means the opportunity to enter into any agreement in any Other GCC Member State for the provision of services related to the Business with prospective clients or government entities, the value of which exceeds [***].

“Maximum Offering Size” means the largest aggregate number of Shares which can be sold without having a material adverse effect on such offering, as determined by the IPO advisors and approved by the Board.

“MISA License” means the foreign investment license of the Company to be issued by the Ministry of Investment of the Kingdom.

“MoC” means the Ministry of Commerce of the Kingdom.

“Nomination and Remuneration Committee” has the meaning given in Clause 6.6 (Nomination and Remuneration Committee).

“Nomination and Remuneration Committee Charter” means the charter of the Nomination and Remuneration Committee, setting out its authorities and procedures, to be approved by the Board.

“Non-Compete” has the meaning given in Clause 10.3 (Restrictive Covenants).

“Non-Defaulting Shareholder” has the meaning given in Clause 14.1 (Events of Default).

“Non-Defaulting Shares” has the meaning given in Clause 14.3 (Effect of Event of Default).

“Non-Selling Shareholders” has the meaning given in Clause 9.3 (Right of First Refusal).

[***]

“NV Change of Control” means (i) that a Person who has Control of NV ceases to do so; or (ii) that a Person obtains Control of NV; provided, however, that a NV Change of Control shall be deemed not to have occurred if, following such cessation or obtaining, NV does not materially breach this Agreement and the Commercial Agreements.

“NV’s Existing Clients” means any Person in the Kingdom to whom NV and/or any of its Affiliates is currently providing products or services and any registered user on NV’s online ordering portal (CentoPortal) as of the date of this Agreement as identified in Schedule 8 (Existing NV Clients and Contracts).

“NV’s Existing Contracts” means the existing contracts between NV and/or any of its Affiliates and NV’s Existing Clients in the Kingdom, whether in the form of a framework or distribution agreement or NV’s current or former terms & conditions as identified in Schedule 8 (Existing NV Clients and Contracts).

“Offer Period” has the meaning given in Clause 9.3 (Right of First Refusal).

“Offer Price” has the meaning given in Clause 9.3 (Right of First Refusal).

“Party” has the meaning given in the recitals to this Agreement.

“Permissions” means necessary licenses, rights, approvals and/or permissions.

“Permitted Transferee” means, in respect of a Shareholder, any transferee that is a wholly owned direct or indirect subsidiary of (a) such Shareholder; or (b) a parent that owns 100% of such Shareholder.

“Person” means any individual, corporation, sole proprietorship, limited liability company, partnership, joint venture, association, joint stock company, fund, trust, unincorporated organisation or Governmental Authority.

“Preemptive Rights Agreement” means the pre-emptive rights agreement to be executed by NV and PIC, in Agreed Form as enclosed under Schedule 11.

“Public Official” means: (a) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency or other division; (b) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government; (c) any officer, employee or representative of any public international organization; (d) any person acting in an official capacity for any government or government entity, enterprise or organization identified above; and (e) any political party, party official or candidate for political office.

“Put Option” has the meaning given in Clause 14.3 (Effect of Event of Default).

“Qualified Institution” means any of the Big Four Firms (other than the Big Four Firm that is then serving as the Auditor), or a reputable international investment bank, provided, in each case, that such institution is (i) accredited by the Saudi Organization for Certified Public Accountants (SOCPA), (ii) accredited by the Saudi Authority for Accredited Valuers (TAQEEM) and (iii) does not have a material relationship with any Shareholder in connection with the transactions contemplated under this Agreement or any Commercial Agreement.

“Receiving Party” has the meaning given in Clause 19.1(a) (Confidential Information).

“Registration Rights Agreement” means the registration rights agreement to be executed by NV and PIC, in Agreed Form as enclosed under Schedule 10.

“Relevant Indemnity Proportion” means:

(a)	100%, in respect of a Loss suffered or incurred by PIC; and

(b)	x% in respect of a Loss suffered or incurred by the Company, where ‘x’ is PIC’s Shareholding in the Company at the time when the Company or PIC serves notice on NV of a claim in respect of such Loss.

“Remuneration Policy” means the policy to be recommended by the Board and approved by the General Assembly in respect of the remuneration of Managers and members of the Audit Committee and any other committees of the Board.

“Representatives” has the meaning given in Clause 19.1(a) (Confidential Information).

“Required Cash Balance” means, as of any time of determination, an amount of cash and cash equivalents equal to the amount necessary to pay any and all interest payments that will become due and payable on the Company’s then outstanding indebtedness during the twelve (12) month period following the time of determination.

“Restricted Person” means any Person who is not an existing Shareholder and:

(a)	who is subject to an ongoing Insolvency Event;

(b)	who is not of good business repute or with respect to whom all ‘Know Your Customer Requirements’ of the Company and/or by each Shareholder which is required, by Applicable Law, to apply such requirements, have not been satisfactorily completed;

(c)	who is, or who is Controlled by or acting on behalf of, a Person on any list of targeted persons issued under any trade, economic or financial sanctions or export control laws administered by the Kingdom, the United States, the European Union, the United Kingdom, the United Nations or any governmental institution or agency of any of the foregoing, including the United States’ Office of Foreign Assets Control, the United Kingdom’s Office of Financial Sanctions Implementation or His Majesty’s Treasury or the United Nations Security Council (each a “Trade Law”);

(d)	whose primary residence is in or who is incorporated or organized under the laws of a country or territory:

(i)	subject to comprehensive sanctions or any export, import, financial or investment embargo under any Trade Law (a “Sanctioned Country”); or

(ii)	with which the Kingdom does not maintain official diplomatic relations (an “Unfriendly Country”);

(e)	is a national government, or a political subdivision, of any Sanctioned Country or Unfriendly Country;

(f)	is a ministry, department, authority, or statutory corporation of, or any corporation or other entity (including a trust), owned or Controlled directly or indirectly by the national government, or is a political subdivision, of any Sanctioned Country or Unfriendly Country; or

(g)	is directly or indirectly owned or Controlled by, or acting on behalf of, any of the foregoing.

“ROFO Agreement” means the right of first offer agreement to be executed by PIC, DPE Deutschland II A GmbH & Co. KG, DPE Deutschland II B GmbH & Co. KG, Careventures Fund II S.C.Sp, TVM Life Science Innovation I, L.P and TVM Life Science Innovation II SCSp, in Agreed Form as enclosed under Schedule 12.

“ROFR Exercise Notice” has the meaning given in Clause 9.3 (Right of First Refusal).

“Sale Notice” has the meaning given in Clause 9.3 (Right of First Refusal).

“Sale Shares” has the meaning given in Clause 9.3 (Right of First Refusal).

“SAR” means the Saudi Riyal, the lawful currency of the Kingdom.

“Selling Shareholder” has the meaning given in Clause 9.3 (Right of First Refusal).

“Senior Representatives” means:

(a)	in respect of PIC, the then chairman of PIC; and

(b)	in respect of NV, the then chairman of the supervisory board of NV.

“Shareholder Reserved Matters” has the meaning given in Clause 8.2(b) (Decisions of the General Assembly).

“Shareholders” has the meaning given in the recitals to this Agreement.

“Shareholding” means, in respect of any Shareholder at any time, the amount (expressed as a percentage) equal to (a) the aggregate number of Shares owned by such Shareholder at such time divided by (b) the aggregate number of Shares owned by all Shareholders at such time.

“Shares” means shares in the capital of the Company, as the same may be issued from time to time in accordance with the Articles and this Agreement.

“Signing Date” means the date of this Agreement.

“Specified Employees” has the meaning given in Clause 10.5 (Restrictive Covenants).

“Tag-Along Offer” has the meaning given in Clause 9.4(a) (Tag-Along Right).

“Tag-Along Sale” has the meaning given in Clause 9.4(a) (Tag-Along Right).

“Tag-Along Seller” has the meaning given in Clause 9.4(b) (Tag-Along Right).

“Tag-Along Shares” has the meaning given in Clause 9.4(a) (Tag-Along Right).

“Tax” and “Taxes” means all forms of taxation (including any Zakat, income taxes, capital gains tax, property taxes, real estate transaction taxes, transfer taxes, withholding taxes, value-added taxes, social insurance contributions, duties and other taxes and governmental charges, assessments or levies of any kind), including any fines, penalties and interest imposed in relation to delayed payment or non-payment of any of the foregoing imposed or levied on the Company by any Tax Authority in the Kingdom or any other jurisdiction in which the Company has operations from time to time.

“Tax Authority” means any relevant government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official that is competent to or responsible for managing, collecting, imposing, assessing or enforcing the relevant Tax or any similar competent authority and relevant ministry in the Kingdom (including ZATCA) or any other jurisdiction in which the Company has operations from time to time.

“Technology Transfer and Intellectual Property License” means that certain license agreement between NV and PIC, in the form to be agreed in accordance with Clause 2.1(d).

“Transaction Documents” means, collectively, this Agreement, the Commercial Agreements, the Loan Agreement, the Registration Rights Agreement, the Preemptive Rights Agreement and the ROFO Agreement.

“Transfer” has the meaning given in Clause 9.1(a) (Transfer Restrictions).

“Transition Period End Date” has the meaning given in Clause 10.2 (Restrictive Covenants).

“Vice-Chairman” has the meaning given in Clause 6.1 (Board Composition).

“Zakat” means the applicable Zakat as prescribed by ZATCA.

“ZATCA” means the Zakat, Tax and Customs Authority of the Kingdom and any of its committees, including the Tax Violations and Disputes Resolution Committee and the Tax Violations and Disputes Appellate Committee.

1.2	Interpretation

In this Agreement, except to the extent that the context otherwise requires:

(a)	a reference to an enactment or regulation shall include a reference to any subordinate law, decree, resolution, order or the like made under the relevant enactment or regulation and is a reference to that enactment, regulation or subordinate law, decree, resolution, order or the like as from time to time amended, consolidated, modified, re-enacted or replaced;

(b)	the table of contents and headings are for convenience of reference only and shall not affect the interpretation of this Agreement;

(c)	words and terms importing the plural include the singular and vice versa;

(d)	words importing gender include all genders;

(e)	references to years, quarters, months, days and the passage of time shall be construed in accordance with the Gregorian calendar;

(f)	unless otherwise specified, references to Clauses, paragraphs, sub-paragraphs and Schedules are references to Clauses, paragraphs and sub-paragraphs of, and Schedules to, this Agreement;

(g)	unless otherwise specified, references to any document or agreement, including this Agreement, shall be deemed to include references to such document or agreement as amended, modified, supplemented or replaced from time to time in accordance with its terms and (where applicable) subject to compliance with the requirements set out herein;

(h)	a reference to any Party shall include its successors and permitted assigns;

(i)	other than in relation to this Clause, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and

(j)	each of the Schedules hereto shall form an integral part of this Agreement and shall have effect as if set out herein.

2.	INCORPORATION

2.1	Incorporation of the Company shall be conditional on the following conditions (the “Conditions”) having been fulfilled in accordance with this Agreement on or prior to the Long-Stop Date:

(a)	the MISA License having been obtained;

(b)	GAC’s approval or non-objection having been unconditionally granted by GAC (or expiry of the GAC Review Period without a decision having been taken by the GAC) with respect to the contemplated economic concentration activity pursuant to the Competition Regulations;

(c)	the Articles of Association of the Company (“Articles”) being in Agreed Form, having been approved by MoC;

(d)	the Commercial Agreements being in Agreed Form;

(e)	draft consent forms to be adopted by NV on a going-forward basis for the processing of patient data relating to KSA Individuals being in Agreed Form;

(f)	the Parties having carried out a Tax assessment in relation to their participation in the Company and NV’s services under the Commercial Agreement and having agreed and reflected the Tax treatment under an addendum to this Agreement;

(g)	the necessary corporate and regulatory authorizations to incorporate the Company having been obtained by the Parties;

(h)	no Material Adverse Change having occurred since the Signing Date which is continuing;

(i)	[***]; and

(j)	any other step required by the Applicable Law and the Governmental Authorities to incorporate the Company in the Kingdom having been completed in accordance with the terms of this Agreement.

2.2	The Parties agree that PIC shall be responsible for liaising with all Governmental Authorities in the Kingdom (including GAC and MoC) for the purposes of submitting any filings, fulfilling the Conditions and completing the incorporation process. The Parties shall reasonably cooperate with each other by making available all reasonably necessary documents to prepare the requisite government applications and to make and effect any further notices, filings, registrations or recordings required by Applicable Law or any Governmental Authority, in a timely manner and in accordance with any time limits or forms so required.

2.3	The Shareholders shall use their reasonable efforts to ensure that the Conditions are fulfilled as soon as reasonably practicable after the Signing Date (including by using their reasonable efforts to negotiate the final forms of the Commercial Agreements in good faith). If any of the Conditions are not satisfied by the Long-Stop Date, this Agreement shall be terminated in accordance with Clause 16 (Term and Termination).

2.4	The fees, costs and expenses incurred in connection with the satisfaction of the Conditions shall be initially borne by PIC and reimbursed by the Company upon its incorporation.

2.5	Subject to the following steps occurring in chronological order, as soon as reasonably practicable after the last of the Conditions has been satisfied, the Shareholders shall procure that the following actions shall be carried out :

(a)	execution of the Articles in Agreed Form before a competent notary public in the Kingdom;

(b)	execution by PIC and NV of the Loan Agreement, Registration Rights Agreement and Preemptive Rights Agreement;

(c)	execution by PIC, DPE Deutsche Private Equity Gesellschaft mbH, Careventures Fund II S.C.Sp, and TVM Life Science Innovation I, L.P. of the ROFO Agreement.

(d)	advance by PIC of the loan being made under the Loan Agreement in accordance with its terms;

(e)	execution by the Company and NV of the Commercial Agreements;

(f)	execution of a Shareholders’ resolution appointing the Managers in accordance with the provisions of this Agreement;

(g)	issuance of the commercial registration certificate evidencing the incorporation of the Company; and

(h)	opening of a bank account in the name of the Company and deposit of the share capital of the Company, with each of PIC and NV contributing the nominal value in SAR set out against the applicable Shareholder’s name, and in exchange for the number of shares similarly identified, in Clause 4.1 (Share Capital of the Company).

2.6	As soon as reasonably practicable following the Effective Date, and in any event within five (5) days from the Effective Date, the Shareholders shall procure that:

(a)	the Company shall execute and deliver to each of the Shareholders a joinder in the form set out in Schedule 1 (Form of Joinder), whereupon the Company shall be bound by the terms hereof to the same extent as if it had executed and delivered this Agreement as of the date hereof; and

(b)	the Company and NV shall execute the Commercial Agreements in the Agreed Form.

3.	THE Company and its BUSINESS

3.1	Legal Form

The Company shall be incorporated in the Kingdom in the form of a limited liability company. Any change to the legal form of the Company shall require the consent of each Shareholder as a Shareholder Reserved Matter. Each Party hereby agrees that, in the event that each of the Shareholders agree to change the legal form of the Company, such change in the legal form of the Company will not be effected in a manner that would negatively affect the governance or minority rights of any Shareholder hereunder (whether in relation to Board representation or any other rights) as of immediately prior to such change in legal form, and each Party will take all steps necessary to ensure that the constitutional documents of the successor Company (as revised to reflect such change in legal form) mirror as closely as possible the rights, powers, privileges and remedies conferred upon the Parties by this Agreement, in each case to the maximum extent permitted under Applicable Law.

3.2	Legal Name

The name of the Company shall be mutually agreed by the Shareholders prior to the incorporation of the Company and shall be approved by MoC.

3.3	Business of the Company

(a)	Subject to the Company obtaining and maintaining the necessary licenses and permits from the relevant Governmental Authorities, the Company shall engage, directly or indirectly, in the Business in accordance with the applicable Annual Budget, Business Plan and Applicable Law.

(b)	The Company shall engage in such lawful transactions and business activities as are in furtherance of and in connection with its Business, as determined by the Shareholders or the Board from time to time, in each case, in accordance with this Agreement.

(c)	The Company shall have any and all powers necessary to carry out the purposes of the Company and the conduct of its Business.

3.4	General Principles

Subject to the express terms and conditions of this Agreement:

(a)	the Shareholders shall procure that the Company shall conduct its Business in such a manner as is reasonably expected to maximise its goodwill and financial value;

(b)	each Shareholder shall use its reasonable efforts to procure that the Company shall conduct its Business for the benefit of the Company and not for the benefit of any Shareholder;

(c)	the Shareholders shall use their respective reasonable efforts to procure that the Company shall comply in all material respects with all Applicable Law, and shall comply in full and in all respects with the Articles and this Agreement; and

(d)	the Shareholders shall use their respective reasonable efforts to procure that the Company shall do or cause to be done all things necessary to obtain and maintain in full force and effect all authorizations issued by any Governmental Authority which may at any time be required under Applicable Law to enable the Company to conduct the Business in accordance with this Agreement and the Articles.

3.5	Relationship of Parties

Except as expressly provided by this Agreement, nothing herein or therein shall be construed to authorise any Party to act as the agent of any other Party, nor to permit any Party to act on behalf of or bind any other Party, nor to give any Party the authority to act for, or to assume or incur any obligations or liabilities on behalf of, any other Party.

4.	SHARE CAPITAL OF THE COMPANY

4.1	Subject to Clause 4.2, at the Effective Date, the entire issued share capital of the Company shall be apportioned among, and legally and beneficially owned by, the Shareholders as follows:

No.	Name of Shareholder	Number of Shares	Nominal Value of Shares (SAR)	Percentage (%)
1.	PIC	80,000	80,000,000.00	80
2.	NV	20,000	20,000,000.00	20
TOTAL		100,000	100,000,000.00	100

4.2	NV’s obligation to contribute its portion of the initial share capital of the Company is conditioned upon the receipt by NV of the proceeds of the Loan Agreement.

4.3	After the Effective Date, the share capital of the Company may be revised from time to time but only in accordance with the terms of this Agreement.

4.4	Subject to Clause 5.1 (Further Funding of the Company) and unless otherwise agreed in writing by each Shareholder, if the Shareholders at any time mutually agree in writing to increase the share capital of the Company, the Shares resulting from such share capital increase shall be allotted pro rata to the then-existing Shareholdings.

4.5	No Person not a Party to this Agreement may be allotted new Shares issued as part of a share capital increase unless such Person shall have first executed a Deed of Adherence.

4.6	Dividend Policy

(a)	The Company shall not make any Distribution prior to the Accreditation.

(b)	Following the Accreditation, and subject to Applicable Law and Clause 8.2(b) (Decisions of the General Assembly), the Company shall make Distributions of the maximum available Excess Cash to the Shareholders from time to time as recommended by the Board. In determining the amount of Excess Cash available for Distribution, the Board shall consider:

(i)	the Business Plan then in effect, including the amount of cash and cash equivalents anticipated to be required to satisfy the capital expenditure and working capital needs of the Company and any other investment contemplated by the Business Plan;

(ii)	any restrictions upon the making of any Distributions pursuant to any third-party lending agreements to which the Company is a party;

(iii)	the Required Cash Balance;

(iv)	the amount of cash and cash equivalents necessary or desirable in respect of any reserves, liabilities (contingent or otherwise), investments or extraordinary items;

(v)	the long-term investment needs of the Company; and

(vi)	any other factors or circumstances in its reasonable discretion.

(c)	The Board shall not recommend, and the Company shall not make, any Distribution to any Shareholder at any time if, after giving effect to such Distributions, the amount of cash and cash equivalents of the Company, taken as a whole, would be less than the Required Cash Balance.

4.7	Pro Rata Distributions

Distributions by the Company in respect of the Shares shall be made to each Shareholder in accordance with its Shareholding as of the date of the declaration of such Distribution.

5.	FUNDING OF THE COMPANY

5.1	Further Funding of the Company

The Shareholders agree to procure that, as the Business of the Company develops, the cash requirements of the Company for its day-to-day operations shall be met to the greatest extent possible from its paid-in share capital and operating cash flow, but that if additional funding is required, it shall, subject to obtaining the necessary approvals pursuant to this Agreement and the Articles, be obtained in accordance with the following priorities, unless otherwise agreed in writing by the Parties:

(a)	first, to the extent achievable on commercially reasonable terms, from monies borrowed by the Company from licensed third-party banks or other financial institutions, provided that no Shareholder will be required to provide any guarantees on behalf of the Company under any loan or facility agreement;

(b)	second, by way of interest-bearings loans from the Shareholders at the election of the Shareholders, provided that any indebtedness to be raised from the Shareholders shall be on arm’s-length terms and on a pro rata basis; and

(c)	third, by way of equity contributions by the Shareholders pursuant to a share capital increase at par value in accordance with the Articles and Applicable Law (it being understood that such equity contributions shall dilute the Shareholding of any non-subscribing Shareholder(s)).

5.2	Use of Proceeds

The Company shall procure that the proceeds from the initial capital contribution or any subsequent capital contribution are used in accordance with the then-applicable Business Plan. The Company shall not use the proceeds from the initial capital contribution or any subsequent capital contribution to implement any dividend, stock repurchase or buy-back or other distribution to Shareholders except pursuant to, and in accordance with the provisions of, this Agreement.

5.3	Accumulated Losses

Without prejudice to any Shareholder Reserved Matter, if, at any time, the Company’s accumulated losses reach or exceed fifty percent (50%) of its share capital, the Company shall undertake the necessary procedures in accordance with Applicable Law.

6.	MANAGEMENT OF THE COMPANY

6.1	Board Composition

(a)	The board of managers of the Company (the “Board”) shall be responsible for the overall management and supervision of the Company. The Board shall consist of five (5) managers (each a “Manager” and together, the “Managers”), including the chairman of the Board (the “Chairman”) and the vice-chairman of the Board (the “Vice-Chairman”), to be appointed, removed and replaced as follows:

(i)	PIC shall be entitled to appoint, remove and replace four (4) Managers, including the Chairman; and

(ii)	NV shall be entitled to appoint, remove and replace one (1) Manager, including the Vice-Chairman,

provided that in the event that there is any change in the Shareholding of any Shareholder after the Effective Date, the composition of the Board shall be determined as follows:

(x)	in the case of NV, and if NV’s Shareholding is less than 20%, NV shall nevertheless be entitled to appoint, remove and replace one (1) Manager for so long as it maintains a Shareholding in the Company of at least 15% (or, for so long as the Consultancy Agreement remains in full force and effect, 10%), and

(y)	in all other cases (including in respect of NV, if NV’s Shareholding is equal to or greater than 20%), each Shareholder shall be entitled to appoint, remove and replace one (1) Manager for each whole 20% Shareholding in the Company, and each Shareholder agrees that it shall vote all of its Shares and take all other necessary action (including causing the Company to call a General Assembly, if necessary) in order to ensure that the composition of the Board is as set out in this Clause 6.1(a).

(b)	Any appointment, removal or replacement of a Manager by the relevant Shareholder shall be effected by serving a written notice on the Company and sending a copy of the written notice to each other Shareholder. The Company and each Shareholder shall take such further actions as are necessary to effect the appointment, replacement or removal of Managers in accordance with the provisions of this Agreement, including to procure the issuance of an amended certificate of commercial registration of the Company reflecting any change in the composition of the Board.

(c)	No Shareholder shall appoint any Restricted Person as a Manager. In the event that any Manager becomes a Restricted Person, any Shareholder shall be entitled to require the Shareholder which appointed that Manager to remove that Manager within five (5) Business Days’ of notice in writing requesting such removal. The Shareholder required to effect such removal shall be entitled to appoint another Manager in the place of any Manager so removed, provided that any such replacement Manager is not a Restricted Person.

(d)	The Company shall be responsible for payment of any remuneration to the Managers, including any reasonable travel, accommodation and other out-of-pocket expenses incurred by them in connection with carrying out their duties in accordance with the Remuneration Policy.

(e)	A Shareholder whose appointed Manager has either been removed or resigned shall fully indemnify and hold harmless each other Shareholder and the Company against all costs, damages or expenses incurred by any such Shareholder and/or the Company in respect of any claim made by such Manager as a result of such removal or resignation (other than any claim for payment by the Company of outstanding expenses pursuant to Clause 6.1(c) above).

(f)	Each Shareholder shall use its reasonable efforts to cause its appointed Manager or Managers, in the discharge of their duties, to be committed to the goals, objectives and interests of the Company, to actively support the policies and interests of the Company and to oversee the management of the Company in accordance with the relevant Annual Budget and Business Plan. Notwithstanding the foregoing, and to the fullest extent permitted by Applicable Law, no Shareholder shall have any liability under this Agreement to any other Shareholder or the Company as a result of appointing any Manager, nor for any action or omission by such Person in his or her capacity as a Manager (save to the extent that such action or omission by a Manager nominated for appointment by such Shareholder causes the Shareholder to be in breach of this Agreement).

6.2	Board Meetings

(a)	The Board shall hold a regularly scheduled meeting at least once every calendar quarter, and, in any event, as often as is necessary to discharge its duties. Board meetings shall be held at the principal place of business of the Company or at such other location as may be decided by the Board.

(b)	The Chairman shall circulate to the Managers a notice for each Board meeting at least ten (10) Business Days in advance of such meeting and shall circulate a proposed agenda for each Board meeting and copies of any relevant papers to be discussed at the meeting at least five (5) Business Days in advance of such meeting.

(c)	The quorum for meetings of the Board shall be three (3) Managers, including at least two (2) Managers nominated by PIC and one (1) Manager nominated by NV. If within one (1) hour of the time appointed for a Board meeting a quorum is not present, the meeting shall stand adjourned to the same time and place three (3)

Business Days after the intended date of the original meeting (or such other period, time and place as the Managers may unanimously agree), and the quorum at any such adjourned meeting shall be:

(i)	for any meeting at which any Board Reserved Matter will be voted upon, at least two (2) Managers nominated by PIC and one (1) Manager nominated by NV, provided that if such quorum is not present following two (2) successive adjournments, a Deadlock Event shall be deemed to have occurred in relation to the Board Reserved Matters that were to be voted upon and the Shareholders shall seek to resolve such Deadlock Event in accordance with the procedures specified in Clause 13 (Deadlock); and

(ii)	for any meeting at which no Board Reserved Matter will be voted upon, any three (3) Managers present at the time when the relevant business is transacted.

(d)	For so long as a Shareholder is entitled to appoint a Manager in accordance with Clause 6.1(a) (or alternatively, and in the case of NV only, for so long as the Consultancy Agreement remains in full force and effect regardless of its Shareholding in the Company), such Shareholder shall also have the right to appoint one (1) observer (each a “Board Observer”) to attend all meetings of the Board (or any committee thereof). Any notices, agendas, papers, and other communications to the Board shall also be provided to each such Board Observer in the same manner and at the same time as the same is provided to the Managers. Each Board Observer shall have the right to participate in discussions, but no Board Observer shall have the right to vote at any meeting of the Board (or any committee thereof) nor shall any Board Observer be considered for purposes of establishing the quorum required for any such meeting.

(e)	A quorum must be present at the beginning of and throughout each meeting of the Board.

(f)	Quorum shall be met by a Manager attending a Board meeting in person or by means of telephone conference, web conference, videoconference or similar communications equipment whereby all persons participating in the meeting can hear each other and such participation shall constitute presence in person and the Company shall at all times maintain adequate facilities and provide such assistance as may be reasonably necessary to permit such participation by any Manager at any meeting of the Board or any committee thereof.

(g)	Each Manager shall be entitled (subject to Applicable Law) to appoint any other Manager to be his or her alternate or proxy by serving a written notice to the Chairman in advance of the relevant meeting, and each alternate or proxy, as the case may be, shall have one (1) vote for every Manager whom he or she represents in addition to any vote of his or her own.

(h)	The Board shall appoint a Board secretary, who need not be a Manager (the “Board Secretary”). Minutes of meetings of the Board shall be recorded by the Board Secretary and circulated to the Managers and, if agreed, signed by each attending Manager. The agreed record of meetings, including any documents evidencing the adoption of resolutions, shall be filed by the Board Secretary in the minute book kept at the principal place of business of the Company and circulated to all Shareholders within fifteen (15) Business Days after the relevant meeting of the Board. The Chairman shall be authorized to issue extracts of Board resolutions and the minutes of any Board meeting.

(i)	The Articles shall at all times provide that the liability of each Manager shall be limited to the maximum extent permitted by Applicable Law.

(j)	Each Shareholder shall purchase and maintain or procure that there is purchased and maintained with a reputable insurer, insurance effective from and including the date of this Agreement, for or for the benefit of any person who is or was at any time a Manager of the Company, including insurance against, subject to Applicable Law, any liability incurred by or attaching to such Manager in respect of any act or omission in the actual or purported exercise of such Manager’s powers, in each case from and including the date of this Agreement (or, if later, the date of appointment of such Manager), and/or otherwise in relation to such Manager’s duties, powers or offices in relation to the Company (and all costs, charges, losses, expenses and liabilities incurred by such Manager in relation thereto).

6.3	Conflicts of Interest

(a)	Where any action is proposed to be taken or any matter is required to be considered by the Board in connection with: (i) the exercise (or potential exercise) of any rights by the Company under any transaction, agreement or arrangement it has entered into with any Shareholder (or any Affiliate of any Shareholder), or (ii) any dispute (or potential dispute) arising in connection with any such transaction, agreement or arrangement, whether or not such dispute involves or may involve formal proceedings (each, a “Conflict Matter”), including any Conflict Matter (A) under the Commercial Agreements entered into with NV or any of its Affiliates and (B) in connection with the Company’s right of first refusal to expand to a GCC Member State as set out in Clause 10.3, the Manager (or Managers) appointed by the Conflicted Shareholder:

(i)	shall be entitled to be present at any meeting of the Board at which the relevant Conflict Matter is discussed, presented or otherwise considered, and to participate in any such discussions; and

(ii)	shall count towards the quorum at any such meeting of the Board; but

(iii)	shall not be entitled to vote on any such Conflict Matter at any such meeting of the Board.

(b)	Each Manager shall, and each Shareholder shall use reasonable efforts to procure that its appointed Managers shall, fairly disclose the nature and extent of any Conflicting Interest in respect of any matter being considered by the Board:

(i)	if the matter is to be considered at a meeting of the Board, in writing prior to such meeting and in the minutes of such meeting; or

(ii)	if the matter is to be considered by way of a written resolution of the Board, in writing prior to the signing of such resolution and in the recitals to such resolution;

and that, in all cases, the relevant transactions are recorded in the minutes of the Board and presented to the General Assembly in its following meeting for ratification.

6.4	Board Decisions

(a)	All actions and decisions of the Board, other than actions and decisions with respect to any Board Reserved Matter, shall require the affirmative vote of at least a simple majority of the Managers present at a duly-convened and quorate meeting of the Board and entitled to vote on such matter or a unanimous written consent, in lieu of a meeting of the Board, signed by each of the Managers. Each Manager shall have one (1) vote on each matter submitted to the Board. A resolution in writing which has been signed by each of the Managers, in one or more instruments, shall be effective on the date of the last signature thereto.

(b)	Decisions of the Board in respect of the matters set out in Schedule 2 (Board Reserved Matters) (the “Board Reserved Matters”) shall require the affirmative vote of the majority of Managers present at a duly-convened and quorate meeting of the Board and entitled to vote on such matter, including the affirmative vote of at least one (1) PIC-appointed Manager and one (1) NV-appointed Manager, or a unanimous written consent, in lieu of a meeting of the Board, signed by each of the Managers, in each case for so long as the relevant Shareholder is entitled to appoint at least one Manager in accordance with Clause 6.1 (Board Composition).

(c)	To the extent that the existence of a Conflicting Interest results in there not being sufficient votes to issue a Board decision, such matter shall be referred to the General Assembly for resolution.

(d)	The Company shall not, and the Shareholders shall procure that the Company does not, take any action (including any action by the Board) with respect to any Board Reserved Matter unless such action has been duly approved in accordance with this Clause 6.4.

6.5	Audit Committee

(a)	The Company shall have a General Assembly-appointed audit committee (the “Audit Committee”) consisting of three (3) members to be appointed as follows:

(i)	PIC shall be entitled to appoint, remove and replace one (1) member;

(ii)	NV shall be entitled to appoint, remove and replace one (1) member; and

(iii)	PIC and NV shall jointly appoint, remove and replace one (1) member,

provided, in each case, that such members may not be executive Managers.

(b)	Any failure of PIC and NV to agree on the appointment, removal or replacement of the third member of the Audit Committee as contemplated by Clause 6.5(a)(iii) shall be deemed a Deadlock Event and the Shareholders shall seek to resolve such Deadlock Event in accordance with the procedures specified in Clause 13 (Deadlock).

(c)	The Audit Committee Charter shall be adopted in accordance with Clause 8.3 (Post-Effective Date General Assembly). The Audit Committee Charter, including the composition of the Audit Committee, shall be reviewed by the General Assembly, on a recommendation by the Audit Committee, on a periodic basis and in any case within a maximum of three (3) years from approval of the latest Audit Committee Charter.

(d)	The Chairman of the Audit Committee shall be the member jointly appointed by PIC and NV in accordance with Clause 6.5(a)(iii).

6.6	Nomination and Remuneration Committee

(a)	The Board may establish a nomination and remuneration committee (the “Nomination and Remuneration Committee”). If so established, the Nomination and Remuneration Committee will consist of three (3) members to be appointed as follows:

(i)	Managers nominated by PIC shall be entitled to appoint, remove and replace two (2) members, including the chairman of the Nomination and Remuneration Committee; and

(ii)	Managers nominated by NV shall be entitled to appoint, remove and replace one (1) member.

(b)	If the Board establishes a Nomination and Remuneration Committee, the Board shall adopt the Nomination and Remuneration Committee Charter. The Nomination and Remuneration Committee Charter, including the composition of the Nomination and Remuneration Committee, shall be reviewed by the Board on a periodic basis and, in any case, within a maximum of three (3) years from approval of the latest Nomination and Remuneration Committee Charter.

6.7	Appointments

The executive management of the Company will be appointed as follows:

(a)	The CEO will be nominated by NV, approved by PIC and appointed by the Board;

(b)	The CFO will be nominated by PIC, approved by NV and appointed by the Board; and

(c)	All other key management roles will be appointed by the Board.

Any failure of a Shareholder to approve, or the Board to appoint, the CEO or the CFO pursuant to the foregoing Clauses 6.7(a) and 6.7(b), respectively, shall be deemed a Deadlock Event and the Shareholders shall seek to resolve such Deadlock Event in accordance with the procedures specified in Clause 13 (Deadlock).

6.8	Post-Effective Date Actions

The Shareholders shall procure that, as soon as reasonably practicable following the Effective Date, and in any event no later than ninety (90) calendar days thereafter, that the Board shall convene and issue resolutions in respect of the following matters:

(a)	adopting the Initial Business Plan in accordance with the provisions of Clause 7.2 (Business Plan);

(b)	adopting the Initial Budget in accordance with the provisions of Clause 7.3 (Annual Budget); and

(c)	adopting the Company delegation of authority matrix in the Agreed Form,

provided that the Company shall, during the period following the Effective Date and prior to the formal adoption by the Company of the Initial Business Plan and the Initial Budget pursuant to this clause 6.8, nevertheless operate in compliance with the Initial Business Plan and the Initial Budget for the duration of such period.

7.	FINANCIAL REPORTING, BUSINESS PLAN AND ANNUAL BUDGET

7.1	Reporting

(a)	Each Shareholder shall have the right, with reasonable notice, to inspect the premises, financial records and reports and Tax filings of the Company from time to time. The Company shall provide such information and such access to premises at all reasonable times as any of the Shareholders shall reasonably require, including in relation to the public reporting and periodic audit requirements of any such Shareholder (or any Affiliate of any such Shareholder).

(b)	Subject to Clause 18 (Confidentiality), each Shareholder agrees that the Manager(s) shall be entitled to pass any information relating to the Company and the Business to the Shareholders (including any Shareholder appointing such Manager (or any Person designated by such Shareholder)), and no Shareholder shall raise any objection to such passing of information nor allege any breach of any duty of confidence as a result of such action, provided that the disclosure of such information is not prohibited by Applicable Law or under the terms of any agreement with a third party.

(c)	The Company shall prepare its financial statements and management accounts: (i) in SAR; (ii) on a timely basis; and (iii) in accordance with Applicable Law and the Accounting Policies.

(d)	Each Shareholder shall be entitled to receive:

(i)	the Company’s audited annual financial statements, prepared under International Financial Reporting Standards, no later than ninety (90) calendar days following the end of the relevant Financial Year;

(ii)	the Company’s unaudited quarterly financial statements, prepared under International Financial Reporting Standards, no later than thirty (30) calendar days following the end of the relevant quarter;

(iii)	the Company’s monthly management and project accounts no later than thirty (30) calendar days following the end of each month, together with a rolling 13-week liquidity forecast;

(iv)	a comprehensive annual cash report forecasting the Company’s revenues, expenses and cash position on a month-to-month basis for the next succeeding Financial Year, and the anticipated source of those funds, no later than thirty (30) calendar days prior to the end of any Financial Year;

(v)	any annual audit reports prepared by the Auditor, on a non-reliance, no liability basis;

(vi)	access to the Company’s books and records and management personnel to monitor and verify monthly business performance KPIs as outlined in the Business Plan;

(vii)	Business Plan forecasts and projections that have been created for the Company’s Board; and

(viii)	customary periodic and other financial and tax information, and any other information of the Company generally, as either Party may reasonably request (including any such information as either Party may require in order to permit it to comply with its financial, stock exchange listing and tax reporting requirements from time to time).

7.2	Business Plan

(a)	The initial business plan for the Company covering a period of five (5) years commencing on the Effective Date and ending on 31 December 2027 as developed by the Parties and in Agreed Form is set out in Schedule 7 (The Initial Business Plan and Initial Budget) (the “Initial Business Plan”).

(b)	Prior to the last Board meeting of the Financial Year ending on 31 December 2023 and in each subsequent Financial Year, the latest approved Business Plan shall be reviewed and, if required, updated by the CEO and CFO (working jointly). The Business Plan (with amendments or updates, if any) shall be reviewed and re-approved by the Board on an annual basis and, once approved by the Board, shall be subject to the approval of each of the Shareholders (as a Shareholder Reserved Matter).

(c)	Until any amendment or replacement to the Business Plan is approved by the Board and by each of the Shareholders (as a Shareholder Reserved Matter) the Company will continue to conduct and develop the Business in accordance with the Business Plan then in place or most recently approved by the Board and each of the Shareholders, modified as necessary (i) to permit compliance by the Company with its obligations under any contract entered into in compliance with the Business Plan applicable when such contract was entered into and (ii) to reflect inflation by the then current increase in CPI.

7.3	Annual Budget

(a)	The initial budget for the Company covering the period commencing on the Effective Date and ending on 31 December 2023 as developed by the Parties and in Agreed Form is set out in Schedule 7 (The Initial Business Plan and Initial Budget) (the “Initial Budget”).

(b)	During the last Board meeting of the Financial Year ending on 31 December 2023 and in each subsequent Financial Year, on the joint recommendation of the CEO and CFO, the Annual Budget for the following Financial Year shall be discussed and approved by the Board (as a Board Reserved Matter), provided that no Annual Budget, or any amendment thereto, shall represent a material deviation from the Business Plan as then in effect without the approval of each of the Shareholders.

(c)	If in any Financial Year a draft Annual Budget is not approved by the Board, the most recently approved Annual Budget or the Initial Budget (as the case may be) shall continue to apply (excluding, subject to Clause 7.3(c) below, the capital expenditure line items in such Annual Budget or the Initial Budget (as the case may be)), modified as necessary (i) to permit compliance by the Company with its obligations under any contract entered into in compliance with the Business Plan applicable when such contract was entered into; and (ii) to reflect inflation by the then current increase in CPI, unless and until a new Annual Budget is approved.

(d)	Any capital expenditure line items for a particular Financial Year which have been specifically budgeted for and approved for that Financial Year in a previously approved Annual Budget and/or in the Business Plan shall be deemed automatically approved in the Annual Budget of that Financial Year.

8.	GENERAL ASSEMBLY

8.1	Meetings of the General Assembly

(a)	Meetings of the assembly of Shareholders (the “General Assembly”) shall be held annually, during the six (6) months following the end of the Company’s Financial Year, or more frequently as may be necessary for the Business or upon the request of any Shareholder holding a minimum of ten percent (10%) Shareholding. Meetings of the General Assembly shall be chaired by the Chairman. Meetings of the General Assembly shall be held at the principal place of business of the Company or at such other location as may be nominated by the Chairman and agreed by each Shareholder.

(b)	Each Shareholder shall have voting rights commensurate with its Shares in the Company.

(c)	The conduct of General Assembly meetings shall be carried out in accordance with the provisions of the Companies Regulations and the Articles.

(d)	The Chairman, or the Board Secretary on his behalf, shall circulate to all Shareholders a proposed agenda and copies of any relevant materials for each meeting of the General Assembly to the address and/or e-mail address notified to the Company for these purposes at least fifteen (15) Business Days in advance of such meeting, unless each of the Shareholders consents to shorter notice in writing and in accordance with Applicable Law.

(e)	Any Manager may from time to time by written notice to all Shareholders call for a meeting of the General Assembly (in addition to the scheduled meetings of the General Assembly) and propose the agenda for such meeting. The proposed agenda and copies of any relevant materials for any such meeting of the General Assembly shall be circulated to all Shareholders to the address and/or e-mail address notified to the Company for these purposes at least fifteen (15) Business Days in advance of such meeting, unless each of the Shareholders consents to shorter notice in writing and in accordance with Applicable Law.

(f)	Attendance (in person or by proxy or by conference telephone or similar communications equipment) of a Shareholder at a meeting of the General Assembly shall constitute a waiver of notice for such meeting, except where a Shareholder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

(g)	Any Shareholder may add an item to the agenda for a meeting of the General Assembly by written notice to all Shareholders and the Company given not less than ten (10) Business Days before the meeting.

(h)	Unless each Shareholder otherwise agrees in any particular case, no business shall be transacted at any meeting of the General Assembly unless it is included in the agenda for such meeting.

(i)	The quorum for meetings of the General Assembly shall be the presence in person or by proxy of each of PIC and NV. If within one (1) hour of the time appointed for a meeting of the General Assembly a quorum is not present, the meeting shall stand adjourned to the same time and place three (3) Business Days after the date of the original meeting (or such other period, time and place as the Shareholders may unanimously agree), and the quorum at any such adjourned meeting shall be:

(i)	for any meeting at which any Shareholder Reserved Matter will be voted upon, the presence in person or by proxy of each of PIC and NV, provided that if such quorum is not present following two (2) successive adjournments, a Deadlock Event shall be deemed to have occurred in relation to the Shareholder Reserved Matters that were to be voted upon and the Shareholders shall seek to resolve such Deadlock Event in accordance with the procedures specified in Clause 13 (Deadlock); and

(ii)	for any meeting at which no Shareholder Reserved Matter will be voted upon, the presence in person or by proxy of the Shareholder(s) whose aggregate Shareholding is at least fifty percent (50%), provided that if such quorum is not present following two (2) successive adjournments, the quorum shall be the minimum quorum required under Applicable Law.

(j)	A quorum must be present at the beginning of and throughout each meeting of the General Assembly.

(k)	Quorum shall be met by a Shareholder attending a meeting of the General Assembly in person or by means of telephone conference, web conference, videoconference or similar communications equipment whereby all persons participating in the meeting can hear each other and such participation shall constitute presence in person and the Company shall at all times maintain adequate facilities and provide such assistance as may be reasonably necessary to permit such participation by any Shareholder at any meeting of the General Assembly.

(l)	Each Shareholder shall be entitled to appoint any other Shareholder to be its proxy by serving a written notice to the Chairman in advance of the relevant meeting of the General Assembly.

(m)	Minutes of meetings of the General Assembly shall be recorded by the Board Secretary and circulated to all Shareholders within five (5) Business Days after the relevant meeting of the General Assembly and the Shareholders shall provide any comments on the minutes of meeting within ten (10) Business Days thereafter. The Board Secretary shall keep, at the principal place of business of the Company, a record of the minutes of meetings of the General Assembly and every decision taken by the Shareholders.

8.2	Decisions of the General Assembly

(a)	Subject to the Articles and Applicable Law, all actions and decisions of the General Assembly, other than actions and decisions with respect to any Shareholder Reserved Matter, shall require the affirmative vote of Shareholders holding, in the aggregate, a simple majority of the Shares represented in a duly-convened and quorate meeting of the General Assembly or a unanimous written consent, in lieu of a meeting of the General Assembly, signed by each of the Shareholders. A resolution in writing which has been signed by each of the Shareholders, in one or more instruments, shall be effective on the date of the last signature thereto.

(b)	Decisions of the General Assembly in respect of the matters set out in Schedule 3 (Shareholder Reserved Matters) (the “Shareholder Reserved Matters”), shall require the affirmative vote of Shareholders holding, in the aggregate, a simple majority of the Shares represented in a duly-convened and quorate meeting of the General Assembly, including the affirmative vote of each of PIC and NV, or a unanimous written consent, in lieu of a meeting of the General Assembly, signed by each of the Shareholders, in each case for so long as the relevant Shareholder is entitled to appoint at least one Manager in accordance with Clause 6.1 (Board Composition).

(c)	The Company shall not, and the Shareholders shall procure that the Company does not, take any action (including any action by the Board) with respect to any Shareholder Reserved Matter unless such action has been duly approved in accordance with this Clause 8.2.

8.3	Post-Completion General Assembly

As soon as reasonably practicable after the Effective Date, a General Assembly shall be convened to formally approve the following matters:

(a)	appointment of the Auditor in accordance with Clause 20 (Auditor);

(b)	approval of the Audit Committee Charter in accordance with Clause 6.5 (Audit Committee); and

(c)	appointment of members of the Audit Committee in accordance with Clause 6.5 (Audit Committee).

9.	RESTRICTIONS ON TRANSFER

9.1	Transfer Restrictions

(a)	Subject to Clause 9.2 (Permitted Transfers), no Shareholder may transfer, sell, pledge, assign or otherwise dispose of any of its Shares (each, a “Transfer”) unless:

(i)	the transferee is not a Restricted Person; and

(ii)	such disposal is made in compliance with Clause 9.3 (Right of First Refusal).

(b)	In addition, NV shall not make any Transfer to a third party until the later of (i) the fifth (5th) anniversary of the Effective Date and (ii) the date of Accreditation (the “Lock-Up Period”), provided that the lock-up restrictions set out in this Clause 9.1(b) shall fall away immediately (A) if at any time following the Accreditation, NV’s Shareholding falls below 10%; or (B) upon an IPO.

9.2	Permitted Transfers

Notwithstanding any other provision of this Agreement to the contrary, and to the extent permitted by Applicable Law, a Shareholder may, at any time and without any restrictions, Transfer all or part of its Shares to any Permitted Transferee, provided that:

(a)	such Shareholder shall give written notice to the Company and each other Shareholder detailing the identity and legal address of the Permitted Transferee;

(b)	if such Transfer is implemented during the Lock-Up Period, and to the extent that the relevant transferee ceases to be a Permitted Transferee during the Lock-Up Period, such Shareholder shall procure that the relevant Shares are Transferred back to it or to any other Permitted Transferee until the expiry of the Lock-Up Period.

9.3	Right of First Refusal

(a)	Subject to Clauses 9.1 (Transfer Restrictions), and save in relation to a Transfer permitted by Clause 9.2 (Permitted Transfers) or Clause 14.3 (Effect of Event of Default), if one or more Shareholders (the “Selling Shareholder(s)”) wish to Transfer any of its or their Shares (the “Sale Shares”) to any bona fide third party purchaser, then such Selling Shareholder(s) shall give notice in writing (the “Sale Notice”) to the Company and each other Shareholder (the “Non-Selling Shareholders”) indicating their intention to Transfer the Sale Shares and identifying the prospective purchaser and the beneficial owner(s) thereof, the number of Sale Shares and the terms of the offer received from the prospective purchaser, including the offer price (the “Offer Price”). Upon receipt of any Sale Notice, the Non-Selling Shareholder(s) shall have a period of thirty (30) days from the date of service of the Sale Notice (the “Offer Period”) to give notice in writing to the Selling Shareholder(s) and the Company of their intention to purchase from the Selling Shareholder(s), at the Offer Price, all (but not less than all) of the Sale Shares (a “ROFR Exercise Notice”), and the ROFR Exercise Notice shall be binding on the Selling Shareholder(s) and any Non-Selling Shareholder providing such a ROFR Exercise Notice (the “Exercising Non-Selling Shareholders”). If there is more than one Exercising Non-Selling

Shareholder within the Offer Period, then the Sale Shares shall be purchased by the Exercising Non-Selling Shareholders pro rata to their respective Shareholdings. The Exercising Non-Selling Shareholders, shall consummate the purchase of the Sale Shares as soon as reasonably practicable and in any event within ninety (90) days following the date of the relevant ROFR Exercise Notice (which period shall be extended if required in order for the relevant parties to obtain any required approval of any Governmental Authority). The Exercising Non-Selling Shareholders shall pay the Offer Price for the Sale Shares by wire transfer in immediately available funds to an account designated in writing by the Selling Shareholder at least five (5) Business Days prior to such wire transfer. Any costs, expenses, fees and transfer taxes payable in connection with such purchase shall be borne by the Exercising Non-Selling Shareholders. The Selling Shareholder shall not be required to make any representations or warranties to the Exercising Non-Selling Shareholder in connection with the sale of the Sale Shares, other than customary warranties related to authority, non-contravention, ownership and the ability to convey title to the Sale Shares.

(b)	If the Selling Shareholder does not receive a ROFR Exercise Notice within the Offer Period, then the Selling Shareholder may Transfer the Sale Shares to the purchaser and the Non-Selling Shareholders shall be deemed to have irrevocably declined to exercise their rights under this Clause 9.3 with respect to such Transfer, provided that such Transfer shall be: (i) made on the same terms, including as to price, specified in the Sale Notice; and (ii) completed within a period of one hundred and eighty (180) days from the end of the relevant Offer Period. Such period shall be extended if required in order for the relevant parties to obtain any required approval of any Governmental Authority.

(c)	With respect to any Transfer made in compliance with this Clause 9.3, the Company and each Shareholder: (i) shall undertake such transactions as are reasonably necessary to effect such Transfer; (ii) hereby agrees to use its commercially reasonable efforts to effect such Transfer as expeditiously as practicable, including by delivering all documents and entering into any instrument, undertaking or obligation necessary or reasonably requested in connection with such Transfer and taking all necessary steps to obtain any consent required and to resolve any objections raised by any applicable Governmental Authority to such Transfer; and (iii) hereby consents to the taking of any step which is necessary to effect any legal formalities required in connection with such Transfer.

(d)	Any Selling Shareholder shall be entitled to request that the Company provide reasonable cooperation and assistance to the Selling Shareholder in connection with its sale process for any Transfer to a third-party, including by:

(i)	providing all such information and documents as may reasonably be necessary for any relevant potential third party transferee to assess that potential transaction and make its valuation and conduct due diligence in respect of the Company;

(ii)	making available, upon reasonable notice and at reasonable times, management personnel and employees of the Company to assist in the foregoing.

9.4	Tag-Along Right

(a)	If PIC at any time wishes to Transfer, in a single transaction or series of related transactions, fifty percent (50%) or more of the Shares in the Company to any bona fide third party purchaser, then each other Shareholder shall be entitled (but not obliged) to require PIC to procure that the prospective purchaser submit a written offer to purchase (a “Tag Offer”) all or a pro rata proportion of the Shares then held by such Shareholder (the “Tag-Along Seller”), at the Tag-Along Seller’s option (the “Tag-Along Shares”), as a condition to the proposed Transfer, for a price per Share equal to the price per Share being received by PIC and on terms no less favourable to the Tag-Along Seller than those agreed by PIC and the prospective purchaser (a “Tag-Along Sale”).

(b)	Any Tag Offer shall:

(i)	identify the prospective purchaser and beneficial owner(s) thereof;

(ii)	identify the number of Shares proposed to be sold in the Tag-Along Sale;

(iii)	fully describe all material terms and conditions (including terms relating to price, time of completion and conditions precedent) agreed between PIC and the prospective purchaser and include a copy of the written offer and the form of the proposed Transfer agreement, if available;

(iv)	provide for consideration payable solely in the form of cash or freely tradable securities;

(v)	include a written confirmation from PIC that neither PIC nor any of its Affiliates have received or will receive any other consideration or payment in connection with the Tag-Along Sale; and

(vi)	be open for acceptance by the Tag-Along Seller for a period of fifteen (15) Business Days after receipt of such Tag-Along Offer.

(c)	If the Tag Offer is accepted by the Tag-Along Seller, the Tag-Along Sale shall be conditional upon completion of PIC’s sale to the purchaser and shall be memorialized in, and governed by, a written purchase and sale agreement with the relevant purchaser and completed at the same time, and on the same terms and conditions, as PIC. If any prospective purchaser is unable or refuses to purchase Shares from any Tag-Along Seller, then PIC shall not sell any Shares to such prospective purchaser unless and until, simultaneously with such sale, either the purchaser or PIC purchases the number of Tag-Along Shares from such Tag-Along Seller that such Tag-Along Seller elected to sell in the Tag-Along Sale for cash at the same price and on the same terms payable to PIC in the Tag-Along Sale.

(d)	If the Tag Offer is not accepted by any Tag-Along Seller within the period prescribed in paragraph (b)(vi) of this Clause 9.4 (or if, prior to the expiry of such period, each Shareholder other than PIC confirms in writing that it does not intend to accept the Tag Offer), each Shareholder, other than PIC, shall be deemed to have irrevocably declined to exercise its rights under this Clause 9.4 with respect to such Transfer, provided that such Transfer shall be made on the same terms, including as to price, specified in the Tag Offer.

(e)	With respect to any Tag-Along Sale, the Company and each Tag-Along Seller: (i) shall undertake such transactions as are reasonably necessary to effect such Tag-Along Sale; (ii) hereby agrees to use its commercially reasonable efforts to effect such Tag-Along Sale as expeditiously as practicable, including by delivering all documents and entering into any instrument, undertaking or obligation necessary or reasonably requested in connection with such Tag-Along Sale and taking all necessary steps to obtain any consent required and to resolve any objections raised by any applicable Governmental Authority to such Transfer; and (iii) hereby consents to the taking of any step by the Company which is necessary to effect any legal formalities in connection with the Transfer of its Shares which are subject to such Tag-Along Sale. If all consents required for the completion of PIC’s sale to the purchaser have not been obtained within twelve (12) months following acceptance of a Tag Offer by a Tag-Along Seller, then the Tag-Along Seller may elect to cancel its obligation to sell the Tag-Along Shares by giving written notice to that effect to PIC within fifteen (15) Business Days following the expiry of such twelve (12) month period.

(f)	PIC shall be entitled to request that the Company provide reasonable cooperation and assistance to PIC in connection with its sale process to a prospective purchaser over which a Shareholder would have a Tag-Along right, including by:

(i)	providing all such information and documents as may reasonably be necessary for any relevant potential third party transferee to assess that potential transaction and make its valuation and conduct due diligence in respect of the Company;

(ii)	making available, upon reasonable notice and at reasonable times, management personnel and employees of the Company to assist in the foregoing.

(g)	Each Tag-Along Seller shall be obligated to pay only its pro rata share (in proportion to the amount of consideration to be paid to such Tag-Along Seller in such Tag-Along Sale as compared to the aggregate consideration to be paid to all Shareholders participating in such Tag-Along Sale) of any expenses incurred in connection with any Tag-Along Sale.

(h)	In connection with any Tag-Along Sale, no Tag-Along Seller shall:

(i)	be liable for the breach of any representation, warranty or covenant made by any other Person (other than customary warranties pertaining to the business, operations, results of operations, assets and liabilities of the Company), or any fraud committed by any other Person, and if any such Tag-Along Seller is held liable for indemnification for the breach of any warranties relating to the Company or its subsidiaries, (A) each Tag-Along Seller participating in such Tag-Along Sale shall be subject to the same indemnification obligations with respect thereto, and (B) each such Tag-Along Seller’s liability (x) shall not be joint and several with any other Person, but shall be pro rata in proportion to the amount of consideration to be paid to such Tag-Along Seller in connection with such Tag-Along Sale (as compared to the aggregate consideration to be paid to all Shareholders participating in such Tag-Along Sale) and (y) shall not exceed a negotiated aggregate indemnification amount that applies equally to all Shareholders participating in such Tag-Along Sale but that in no event exceeds the amount of consideration otherwise payable to such Tag-Along Seller in connection with such Tag-Along Sale; and

(ii)	be required to bear more than such Tag-Along Seller’s pro rata share (in proportion to the amount of consideration to be paid to such Tag-Along Seller in such Tag-Along Sale as compared to the aggregate consideration to be paid to all Shareholders participating in such Tag-Along Sale) of any escrows, holdbacks or adjustments in purchase price.

(i)	All references to PIC in this Clause 9.4 shall include PIC and any Permitted Transferee of PIC who holds Shares in accordance with this Agreement.

9.5	All Transfers of Shares pursuant to this Agreement shall be subject to:

(a)	the receipt of any approvals required by any relevant Governmental Authority; and

(b)	if the relevant transferee is not an existing Shareholder, the execution by such transferee of a Deed of Adherence contemporaneously with such Transfer.

9.6	Negative Pledge

Each Shareholder undertakes that it shall not at any time create or permit to subsist any Encumbrance on or affecting any of the Shares held by it.

9.7	Any Transfer or attempted Transfer of any Shares not in compliance with this Agreement shall be void and shall not bind or be recognized by the Company or any Shareholder. The Company shall, so far as it is legally able, procure that (and the Parties shall, so far as they are legally able, exercise their rights in relation to the Company to procure that) the Company shall refuse to register such Transfer.

9.8	The Company shall, so far as it is legally able, procure that (and the Parties shall, so far as they are legally able, exercise their rights in relation to the Company to procure that) any Transfer of Shares made pursuant to and in compliance with this Agreement is duly registered and given effect to by the Company.

9.9	No Party shall (and each Party shall procure that none of its Controlled Affiliates shall) employ any device or technique or participate in any transaction designed to circumvent any of the provisions of this Clause 9.

9.10	All restrictions on Transfer in this Clause 9 shall terminate upon the occurrence of an IPO.

10.	RESTRICTIVE COVENANTS

10.1	Notwithstanding anything to the contrary in this Agreement but subject to Clause 10.4, each Shareholder agrees that, for as long as it is a Shareholder in the Company, and for a period of two (2) years thereafter, it shall not directly or indirectly (through a third party or otherwise) establish, operate and manage a genomics wet and dry laboratory or any laboratory similar to or Competing with the KSA Lab other than through the Company, in the Kingdom and/or in any Other GCC Member State.

10.2	Subject to Clause 10.4, for as long as PIC is a Shareholder in the Company, and for a period of two (2) years thereafter, neither PIC nor the Company shall, directly or through any of their respective Controlled Affiliates, establish, operate or manage a genomics wet and dry laboratory or any laboratory similar to or Competing with the Business of the Company outside the GCC.

10.3	Subject to Clause 10.4, for as long as NV is a Shareholder in the Company, and for a period of two (2) years thereafter, NV shall not directly or indirectly (through a third party or otherwise) Compete for the Business of the Company in the Kingdom and/or in any Other GCC Member State into which the Company expands as may be agreed and set out in amendments to the Business Plan from time to time (the “Non-Compete”), in each case in accordance with the following terms:

(a)	with respect to the Kingdom, a transition period to expire on 31 December 2023 (the “Transition Period End Date”) shall apply during which the Non-Compete shall not restrict NV from continuing to provide services to NV’s Existing Clients or under NV’s Existing Contracts not later than the Transition Period End Date, provided that, from and after the Effective Date:

(i)	[***];

(ii)	[***];

(iii)	[***]; and

(iv)	[***].

(b)	with respect to each Other GCC Member State:

(i)	the scope of the Non-Compete in any Other GCC Member State shall be mutually agreed by NV and PIC at the time that the Company expands into such member state in as may be agreed and set out in amendments to the Business Plan from time to time.

(ii)	from and after the Effective Date, NV shall grant the Company a right of first refusal to tender or bid (on terms acceptable to NV) for any prospective Material Opportunity, save where the Company is unqualified to tender or bid for such Material Opportunity as a result of regulatory restrictions in the relevant Other GCC Member State. If the Company exercises such right of first refusal, NV shall only pursue the relevant Material Opportunity through the Company; and

(iii)	if the Company is successful in securing the Material Opportunity, the Company and NV will discuss in good faith the extension of the scope of the Non-Compete to the relevant Other GCC Member State on terms to be agreed between the Parties at such time, provided that:

(A)	[***];

(B)	[***]; and

(C)	[***].

10.4	In the event (i) a NV Change of Control occurs, and/or (ii) any of the Commercial Agreements are terminated for any reason other than as a result of the Company’s default thereunder, PIC shall have the right, exercisable by written notice to NV within sixty (60) days of the occurrence of such NV Change of Control or termination of any of the Commercial Agreements, to elect to disapply Clauses 10.1 and 10.2 to PIC as follows:

(a)	if at the date of such notice the wet laboratory has been established and is complete, then Clauses 10.1 and 10.2 shall cease to apply to PIC on the one (1)-year anniversary of the date of such notice; and

(b)	if at the date of such notice the dry laboratory has been established and is complete, then Clauses 10.1 and 10.2 shall cease to apply to PIC on the date that is eighteen (18) months from the date of receipt of such notice;

provided, that if both Clause 10.4(a) and 10.4(b) are applicable, then Clause 10.4(b) shall prevail.

10.5	For so long as either Party is a Shareholder, each Party agrees that neither it nor any of its Controlled Affiliates shall directly or indirectly solicit for employment or hire (a) any management board member, director, officer or senior employee of the other Party, any of such other Party’s Controlled Affiliates or the Company; or (b) any other employee, contractor or consultant of the other Party, any of such other Party’s Controlled Affiliates or the Company with whom the relevant Party has had contact or who (or whose performance) became known to the relevant Party in connection with the negotiation of this Agreement or the operations of the Company (the “Specified Employees”); provided, however, that (i) the term “solicit for employment” shall not be deemed to include general solicitations of employment not specifically directed toward any Specified Employees; and (ii) neither Party shall be prohibited from soliciting or employing any Specified Employee (A) who contacts such Party on his or her own initiative and without any prior direct or indirect solicitation by such Party or (B) whose employment by the other Party, its Controlled Affiliate or the Company, as applicable, terminated at least [***] prior to such solicitation or employment.

10.6	Under no circumstance shall any Shareholder use any Confidential Information about the Company and its Business in connection with the launch, establishment, operation, ownership or investment in any Competing business.

11.	COMPLIANCE WITH APPLICABLE LAW

11.1	Compliance and Corporate Governance

The Company shall form a compliance and corporate governance department which shall be responsible for the Company’s overall compliance with Applicable Law, including (without limitation) the Companies Regulations. The Company shall develop, implement and maintain policies and procedures designed to ensure legal and regulatory compliance and ensure the prompt reporting of any violations of any Applicable Law (or any fraud within the Company, including by any of the officers, directors, employees or agents of the Company), and shall implement such further policies and procedures as may be reasonably requested by any Shareholder, and which are strictly necessary, in order for such Shareholder to fulfil its own legal and regulatory compliance obligations.

11.2	Anti-Corruption Laws

(a)	The Company and each Shareholder undertakes that it will, and will procure that its Associated Persons and the Company will, in connection with the Business:

(i)	comply with all applicable Anti-Corruption Laws;

(ii)	not engage in any activity, practice or conduct that may constitute a breach of any of the Anti-Corruption Laws, including (without limitation) offering, giving or promising anything of value, directly or indirectly, to any Public Official for the purpose of: (A) influencing any action or decision of such Public Official in his or her official capacity; (B) inducing such Public Official to do or omit to do any act in violation of the lawful duty of such official; (C) securing any improper advantage; or (D) inducing such Public Official to use his influence with a Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist the Company in obtaining or retaining business for or with, or directing business to, any Person; and

(iii)	where it is legally able to do so, and subject to the consent of the relevant Governmental Authority where applicable, each Party shall notify the other Parties in writing as soon as practicable upon becoming aware of (A) any material failure by such Party or any of its Associated Persons to comply with any provisions of Clause 11.2(a)(ii) above; or (B) any investigation or proceeding initiated by a Governmental Authority relating to an alleged breach of any Anti-Corruption Law by such Party, or any Affiliate or Associated Person of such Party, in connection with this Agreement or the Business and, except for any information being subject to legal privilege, such Party shall use reasonable efforts to keep each other Party informed as to the progress of such investigation or proceeding.

(b)	The Shareholders shall procure that the Company shall adopt, as soon as reasonably practicable following the Effective Date, and in any event within ninety (90) days from the Effective Date, and thereafter implement and maintain, comprehensive ABC Policies and Procedures. The Parties agree that such ABC Policies and Procedures shall:

(i)	prohibit financial crime, including bribery, and require compliance with all applicable Anti-Corruption Laws and other relevant applicable legislation;

(ii)	provide a framework and rules for the Company to assess, manage and mitigate risks related to financial crime;

(iii)	require the Company to keep and maintain books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(iv)	require the Company to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that the Company’s transactions are executed, its funds are expended, and access to its assets is permitted, only in accordance with management’s specific or general authorisation;

(v)	require the Company to conduct risk-based counterparty due diligence on third parties with which the Company has a commercial relationship;

(vi)	require the Company to use reasonable endeavours to include written contractual obligations for the engagement of any Associated Person materially similar to, where relevant, those agreed by the Parties in this Clause 11.2; and

(vii)	provide an avenue for employees and third parties to raise concerns about the conduct of others or the Company in a confidential manner.

(c)	Each Shareholder shall indemnify each other Shareholder for any Losses incurred as a result of a breach by such Shareholder or any of its Associated Persons of this Clause 11.2.

11.3	Trade Laws

(a)	The Company and each Shareholder undertakes that it will, and will procure that its Associated Persons and the Company will, use good faith and reasonable efforts to ensure it does not, and that its Associated Persons do not, engage in any conduct in connection with the Business which would violate or cause the Company to violate any applicable Trade Laws.

(b)	The Company shall:

(i)	use all reasonable endeavours to procure that any Associated Person conducting activities in connection with the Business shall adopt, maintain and enforce adequate policies and procedures to mitigate the risk of violating any Trade Law;

(ii)	adopt, as soon as reasonably practicable following the Effective Date, and in any event within ninety (90) days from the Effective Date, and thereafter implement and maintain, policies and procedures designed to ensure the prompt reporting of violations of any Trade Laws; and

(iii)	notify each Shareholder as soon as reasonably practicable if, at any time during the term of this Agreement, the Company becomes aware of any violations, reports of violations or suspected violations of any Trade Law applicable to the Company or any Shareholder.

11.4	Data Protection

The Company shall adopt, as soon as reasonably practicable following the Effective Date, and thereafter implement and maintain, a data protection policy, which shall be prepared in accordance with data protection laws applicable to the Company (the “Data Protection Policy”). The Company shall appoint a data protection manager, who will have oversight of the Data Protection Policy and the Company’s activities with respect to data privacy, and the Company shall ensure that the Data Protection Policy is maintained and updated where appropriate and to the extent this is necessary to reflect relevant changes in the data protection laws applicable to the Company.

12.	INITIAL PUBLIC OFFERING

12.1	After the Accreditation (and in any event not prior to the fifth (5th) anniversary of the Effective Date), and subject to the Shareholder Reserved Matters, the readiness of the Company and the suitability of market conditions, the Parties will in good faith discuss an initial public offering of the common shares of the Company (“IPO”) on the Saudi Arabian Main Market (Tadawul) or any other reputable stock exchange, whether through a primary or secondary offering of Shares.

12.2	In connection with any IPO, the common shares to be included in the offering shall consist of the following: (a) first, all new (primary) common shares that the Company wishes to be included in such offering; and (b) second, any additional common shares that NV, PIC or any other shareholder wishes to include in the offering (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among the Shareholders in accordance with their Shareholding as compared to the total number of outstanding common Shares held by all such Shareholders immediately prior to the completion of the IPO).

12.3	Should the Parties mutually agree to pursue an IPO, each Shareholder agrees to use its reasonable endeavours to cooperate with the Company (and any IPO advisers retained by the Company) to cause such IPO to occur, and each Shareholder and the Company agree to take all actions customarily required in connection with the consummation thereof, including by:

(a)	cooperating to obtain the approval of the relevant regulators in relation to such IPO;

(b)	assisting with the appointment of appropriate advisers to the Company (provided that that engagement of any such advisers shall be on financial and other terms customary in the industry and all fees and expenses of such advisers shall be borne by the Company);

(c)	assisting in the production, negotiation and execution of such documentation as is required to effect an IPO (including a prospectus and underwriting agreement);

(d)	providing reasonable assistance to those advisers advising the Company or any Shareholder in relation to an IPO or potential IPO;

(e)	approving any resolutions of the Shareholders as may be reasonably necessary in connection with an IPO, including resolutions to convert the legal form of the Company, increase the authorised share capital of the Company, confer on the Managers the authority to allot Shares, dis-apply any applicable statutory pre-emption rights, reclassify/reorganise the share capital of the Company, issue any new Shares or classes of Shares or other securities or adopt new constitutional documents (as the case may be), in each case in form reasonably acceptable to such Shareholder;

(f)	agreeing to such customary representations and warranties (subject to customary limitations) as are reasonably required in relation to the IPO, such representations and warranties:

(i)	in respect of the Company, to cover such areas as the Company’s affairs, business, operations or otherwise as reasonably required in connection with an IPO; and

(ii)	in respect of each Shareholder, to be limited to warranties in relation to such Shareholder’s title to sell its Shares free from any Encumbrance at completion of the IPO and its capacity to sell such Shares;

(g)	in the case of each Shareholder only:

(i)	agreeing to such undertakings in relation to the retention, disposal or manner of disposal (known as “lock-ups”) of its Shares or securities received as consideration for Shares in such IPO in accordance with then-current market practice and as are considered by the financial advisers (or the relevant competent regulator) necessary or desirable in connection with such IPO;

(ii)	agreeing to exchange, convert or re-designate any Shares or other securities in the Company (including loan notes) into shares or other securities of equivalent rank in, and bearing substantially similar rights and obligations with respect to, any holding company or subsidiary that is to be listed in the same proportion as the proportion exchanged, converted or re-designated by such Shareholder, if so required, including by agreeing to transfer their Shares to a holding company established for the purposes of effecting an IPO;

in each case as reasonably necessary and appropriate, taking into account the proposed form and structure of the IPO.

12.4	To the extent permitted by Applicable Law, the Company shall be responsible for the reasonable and documented out-of-pocket fees, costs and expenses (excluding underwriting discounts and commissions) incurred by each Shareholder in connection with any IPO.

13.	DEADLOCK

13.1	Deadlock Event

A “Deadlock Event” shall be deemed to have occurred if the Shareholders, directly or through their nominated Managers, fail to adopt a resolution in respect of any Shareholder Reserved Matter or Board Reserved Matter, as the case may be, within three (3) months from the date on which such resolution was brought to a vote.

13.2	Deadlock Notice

Upon the occurrence of a Deadlock Event, any Shareholder shall be entitled to serve a notice in writing to the Company and each other Shareholder stating that the provisions of this Clause will apply in relation to that Deadlock Event (the “Deadlock Notice”).

13.3	Deadlock Resolution

(a)	Within fifteen (15) days of receipt of any Deadlock Notice, the Shareholders shall escalate to their Senior Representative for resolution. The Shareholders shall procure that the Senior Representatives convene to consider the Deadlock Event, as soon as reasonably practicable, and shall use all reasonable endeavours to resolve the Deadlock Event within forty-five (45) days (or such other period as the Shareholders may unanimously agree in writing) following receipt of the Deadlock Notice (the “Deadlock Resolution Deadline”).

(b)	If the Deadlock Event is resolved by the Senior Representatives on or before the Deadlock Resolution Deadline, such resolution shall be recorded in writing and shall be final and binding on each Shareholder, and the Company shall (and the Shareholders shall procure that the Company shall) implement such resolution in accordance with its terms.

(c)	If the Deadlock Event is not resolved by the Senior Representatives on or before the Deadlock Resolution Deadline, the Parties shall seek the involvement of their respective boards of managers or directors or similar governing bodies (as may be the case) who will cooperate in good faith to resolve and decide on the Deadlock Event.

13.4	Operations during Deadlock

During such time as the Deadlock Event exists and is unresolved, each Shareholder shall exercise all such rights and powers as are available to it to enable the Company to continue operating in the ordinary course of its business, and without disruption to the business of the Company, and in accordance with the terms of this Agreement, provided that no action shall be taken in relation to the matter which is the subject of the Deadlock Event.

13.5	Buy-out

Following the Accreditation, and in the event of that a Deadlock Event has not been resolved on or prior to the Deadlock Resolution Deadline despite the good faith involvement of the Parties’ respective boards in accordance with Clause 13.3 (Deadlock Resolution):

(a)	PIC shall have the right, but not the obligation, to require by notice in writing to NV that NV sell to PIC, for cash, all (but not less than all) of NV’s shares in the Company at a purchase price equal to the Fair Market Value thereof; and

(b)	solely to the extent that PIC has not exercised its right in (i) above, NV shall have the right, but not the obligation, to require by notice in writing to PIC that PIC purchase or, at PIC’s option, the Company repurchase, for cash, all (but not less than all) of NV’s shares in the Company at a purchase price equal to the Fair Market Value thereof, provided, in each case, that the purchase and sale of such Shares shall be completed within a period of ninety (90) days from the date of receipt of the applicable put or call notice. Such period shall be extended if required in order for the relevant parties to obtain any required approval of any Governmental Authority.

14.	EVENTS OF DEFAULT

14.1	Events of Default

If any of the following matters occur in relation to a Shareholder (each an “Event of Default”), then that Shareholder shall be a “Defaulting Shareholder” and each other Shareholder shall be a “Non-Defaulting Shareholder”:

(a)	Solely with respect to NV, where (i) a counterparty to an agreement with NV or one or more of its Controlled Affiliates claims, by notice in writing to the Company, that such counterparty did not grant Permission in relation to the use of such counterparty’s Biodata (or some of it) and (ii) NV continues to use such counterparty’s Biodata (or any relevant portion of it) in the absence of adequate Permission for the purposes of the Commercial Agreements, or in respect of NV’s BiodataBank or proprietary platform, as applicable, for thirty (30) days or more after service by such counterparty of such written notice to the Company; provided, that if NV contests any such claim (having first consulted in good faith with PIC regarding the merits of such claim), such thirty (30) day period shall be extended until the absence of adequate Permission is determined by the final, non-appealable judgment of a court of competent jurisdiction, provided that such extension will not obstruct the operations of the Company and/or result in NV being considered in Material Breach of the terms of any of the Commercial Agreements;

(b)	a Shareholder is in Material Breach of this Agreement, and where such Material Breach is capable of remedy, the Defaulting Shareholder fails to remedy it within sixty (60) days after service of written notice from any Non-Defaulting Shareholder of such Material Breach; or

(c)	a Shareholder becomes a Restricted Person.

14.2	Service of Default Notice

If an Event of Default occurs, any Non-Defaulting Shareholder or the Company may give notice in writing to the Defaulting Shareholder (such notice, the “Default Notice”), with a copy to the Company and each other Non-Defaulting Shareholder, setting forth the circumstances of such Event of Default.

14.3	Effect of Event of Default

(a)	If, in accordance with Clause 14.2 (Service of Default Notice), a Default Notice is given, each Non-Defaulting Shareholder shall, subject to Applicable Law and subject also to the rights of the creditors of the Defaulting Shareholder in the case of Clause 14.1(c) (Events of Default), have the right to:

(i)	acquire all (but not some only) of the Shares of the Defaulting Shareholder (the “Defaulting Shares”) (pro rata to its Shareholding, in the event that multiple Non-Defaulting Shareholders seek to exercise such right) for the Fair Market Value thereof, which, solely in the case of a Material Breach, shall be discounted by ten percent (10%) (the “Call Option”); or

(ii)	require that the Defaulting Shareholder acquire all (but not some only) of the Shares of such Non-Defaulting Shareholder (the “Non-Defaulting Shares”) for the Fair Market Value thereof, which, solely in the case of a Material Breach, shall be subject to a premium of ten percent (10%) (the “Put Option”);

with the relevant Fair Market Value in each case determined in accordance with Schedule 6 (Fair Market Value) and as at the date on which the Default Notice is given and so far as reasonably practicable by reference to the information available at that date. The Non-Defaulting Shareholders may exercise such rights for a period of ninety (90) days from the date on which such Fair Market Value is agreed or determined. The Fair Market Value of the Defaulting Shares (or the Non-Defaulting Shares, as the case may be) as determined in accordance with Schedule 6 shall be binding for the implementation of any Transfer pursuant to this Clause 14.3.

(b)	The Transfer of the Defaulting Shares or the Non-Defaulting Shares, as the case may be, in the circumstances contemplated in this Clause 14.3 shall be free from Encumbrances and on the following terms:

(i)	the Party making such Transfer (the “Default Transferor”) shall deliver or cause to be delivered at completion all of the Defaulting Shares or the Non-Defaulting Shares, as the case may be, together with (i) original certificates of title in respect of such Shares and (ii) duly executed instruments of transfer with respect thereto in customary form and in substance satisfactory to the Default Recipient (or if the Default Recipient is the Defaulting Shareholder, in form and substance reasonably satisfactory to the Default Recipient);

(ii)	the Party receiving the Defaulting Shares or the Non-Defaulting Shares, as the case may be (the “Default Recipient”) shall pay the amount specified in Clause 14.3(a)(i) or Clause 14.3(a)(ii), as applicable, by wire transfer in immediately available funds to an account designated in writing by the Default Recipient at least two (2) Business Days prior to such transfer.

(c)	Notwithstanding the provisions of Schedule 6 (Fair Market Value), the Defaulting Shareholder shall bear the reasonable out-of-pocket costs and advisory fees of any Non-Defaulting Shareholder incurred in connection with the transfer of Shares.

15.	Indemnity

15.1	From the Effective Date until the expiry of the fifth (5th) anniversary of the Effective Date, NV shall indemnify and hold harmless PIC in respect of, and undertakes to pay to PIC an amount equal to, the Relevant Indemnity Proportion of all Losses incurred, suffered or sustained by the Company and/or PIC, relating to, resulting from or arising out of any claim in relation to the infringement of, any third party intellectual property right or absence of any requisite Permissions, in each case in relation to the Centogene Biodatabank, provided that (i) NV shall not have any liability under the foregoing indemnity in respect of any Losses incurred, suffered or sustained by the Company and/or PIC in any calendar year (January 1 – December 31) unless and until the aggregate amount of such Losses for such calendar year exceed three hundred and seventy five thousand Saudi Riyals (SAR 375,000.00) (in which case, NV’s liability shall not be limited to the excess and shall be responsible for the whole amount of such Losses for such calendar year), and (ii) that the aggregate amount of all Losses claimed pursuant to such indemnity, and the maximum aggregate liability of NV for any such Losses (including all legal and other costs and expenses), shall not exceed the amount of thirty seven million and five hundred thousand Saudi Riyals (SAR 37,500,000.00).

15.2	NV shall not be liable for any claim for Losses under this Clause 15 to the extent that the amount of such claim is covered by any policy of insurance and actually recovered from the relevant insurer. In the event that either the Company or PIC maintains insurance coverage that may extend to any claim for Losses under this Clause 15, (a) the Company or PIC, as applicable, shall make, and use reasonable endeavours to pursue, a claim to recover such Losses from such policy of insurance and (b) the insurance coverage shall be primary and NV’s indemnity under this Clause 15 shall be secondary in nature and shall only apply to amounts not recovered under such policy of insurance.

15.3	If, in respect of the subject matter of any claim for Losses under this Clause 15, the Company and/or PIC is entitled to make a claim against any third party, the Company and/or PIC, as applicable, shall make, and use reasonable endeavours to pursue, such claims against the relevant third party. NV shall not be liable in respect of any claim for Losses under this Clause 15 to the extent that the amount of any such claim is actually recovered by the Company and/or PIC from any such third party (provided, for the avoidance of doubt, that NV shall remain liable under this Clause 15, subject to the limitations set forth herein, for any excess of such claim for Losses over the amount actually recovered by such third party).

15.4	NV shall not be liable for any claim for Losses under this Clause 15 to the extent that such claim would not have arisen (or the amount of such claim would not have increased) but for a change in Applicable Law made after the date of this Agreement (whether or not such change purports to be effective retrospectively, in whole or in part).

15.5	In no circumstances shall NV be liable to both the Company and PIC (for claims under this Clause 15 or otherwise) in respect of the same Losses, nor shall NV be liable more than once for any claim for Losses in respect of the same fact, matter, event or circumstances giving rise to any Losses under this Agreement.

15.6	Nothing in this Agreement shall or shall be deemed to relieve or abrogate the Company and/or PIC of any duty to avoid or mitigate any loss or damage which it may incur in respect of any fact, matter, event or circumstance that may give rise to claim for Losses under this Clause 15.

16.	TERM AND TERMINATION

16.1	Effectiveness

Save for Clauses 1 (Definitions and Interpretations), 2 (Incorporation), 16.3 (Automatic Termination), 18 (Representations and Warranties), 19 (Confidentiality) and 21 (Miscellaneous), which shall come into full force and effect on the Signing Date, this Agreement shall come into full force and effect immediately following the Effective Date.

16.2	Term

The term of this Agreement shall be co-extensive with the term of the Company as identified under the Constitutive Documents and this Agreement shall remain in full force and effect until terminated pursuant to Clause 16.3 (Automatic Termination), Clause 16.4 (Voluntary Termination) or Clause 16.5 (Ceasing to be a Shareholder).

16.3	Automatic Termination

This Agreement shall terminate automatically, without any action required by any Party, upon:

(a)	the date which the Shareholding of any Shareholder becomes one hundred percent (100%);

(b)	the winding-up of the Company;

(c)	the completion of an IPO; or

(d)	if any of the Conditions are not satisfied on or prior to the Long-Stop Date, or any such later date as may be agreed by the Shareholder in writing.

16.4	Voluntary Termination

This Agreement may be terminated with immediate effect (or with effect upon any later date as may be agreed in writing) upon the written agreement of each of the Parties.

16.5	Ceasing to be a Shareholder

If any Shareholder ceases to own any Shares, the rights and obligations of such Shareholder hereunder shall automatically terminate, without any action required by any Party, from and after the date that such Shareholder ceases to own any Shares.

16.6	Effect of Termination

(a)	The termination of this Agreement or the termination of the rights and obligations of any Party hereunder in accordance with this Clause 16 (Term and Termination) shall be without prejudice to the accrued rights and obligations of any Party hereunder on or prior to any such termination.

(b)	In the event of termination of this Agreement and in anticipation thereof insofar as reasonably practicable in the circumstances, the Parties shall use all reasonable efforts to work in good faith together and with the Company to mitigate any disruption to the Business and to preserve the reputation of each of the Parties.

17.	LIQUIDATION

17.1	Immediately following a resolution being passed for the winding-up of the Company and subject to Applicable Law, the Shareholders shall use their respective reasonable efforts to agree on a suitable basis for dealing with the interests and assets of the Company and (unless otherwise agreed in writing by each Shareholder):

(a)	the Shareholders shall reasonably cooperate (but without any obligation to provide any additional funds) with a view to enabling all existing obligations of the Company to be fulfilled insofar as its resources allow;

(b)	the Shareholders shall consult together in good faith with a view to outstanding contracts being novated or re-allocated in a suitable manner; and

(c)	the Company shall, as soon as reasonably practicable, deliver up to the relevant Shareholders all drawings, notes, copies or other representations of Confidential Information proprietary to or disclosed by that Shareholder or any of its Affiliates to the Company.

18.	REPRESENTATIONS AND WARRANTIES

18.1	Each Shareholder represents and warrants to each other Shareholder that, as of the date of this Agreement and as of immediately before the Effective Date:

(a)	it is duly organised and validly existing under the laws of its jurisdiction of incorporation;

(b)	it has full power and authority to execute and deliver, and to incur and perform its obligations under this Agreement;

(c)	this Agreement has been duly authorised, executed and delivered by it; and

(d)	the execution, delivery and performance by it of this Agreement shall not result in a breach of Applicable Law, or constitute a default under, any other agreement to which it is a party.

18.2	NV represents and warrants to PIC that, as of the date of this Agreement and as of immediately before the Effective Date:

(a)	the Biodata included in the Centogene BiodataBank relating to [***] (such Biodata, the “Data Sets”), has been collected and further processed by those Affiliates of NV that operate the Centogene BiodataBank at all times in material compliance with Applicable Data Protection Laws; and

(b)	[***]. NV confirms that, NV and its Affiliates are able to process the Data Sets for the benefit of the Company in compliance with Applicable Data Protection Laws [***], including to carry out the Business as envisaged under this Agreement.

19.	CONFIDENTIALITY

19.1	Confidential Information

(a)	In this Agreement, “Confidential Information” means the confidential commercial, financial, marketing, business and technical or other data, including know-how, trade secrets, specifications, algorithms, calculations, formulae, processes, business methods, diagrams, drawings and all other confidential information of whatever nature relating to the Disclosing Party or its businesses (whether written or oral, in any form or medium) given by one Party (the “Disclosing Party”) to another Party (the “Receiving Party”).

(b)	Any Confidential Information shall be treated on the terms and conditions of this Clause 19 (Confidentiality).

19.2	Ownership of Confidential Information; Uses of Confidential Information

The Receiving Party hereby acknowledges that the Disclosing Party is the owner or licensee of the Confidential Information. The Receiving Party shall not use any of the Confidential Information of the Disclosing Party at any time except for the purposes of this Agreement, including for the evaluation and development of the Business. The Receiving Party shall:

(a)	not disclose any of the Confidential Information other than on a need-to-know basis, as reasonably necessary for such evaluation, to its directors, officers, employees, attorneys, accountants, bankers, financial advisors or consultants who are bound by written agreements with the Receiving Party to maintain the Confidential Information in confidence or who are otherwise under obligations of confidentiality to the Receiving Party (collectively, the “Representatives”);

(b)	advise its Representatives of the obligation of confidentiality hereunder;

(c)	require its Representatives to use the same degree of care as is used with the Receiving Party’s own proprietary information; and

(d)	advise the Disclosing Party of any misappropriation or misuse of the Confidential Information.

19.3	Disclosures

Notwithstanding the foregoing, (a) the Receiving Party shall have the right to disclose Confidential Information to the extent required by Applicable Law or in accordance with the rules or regulations of any stock exchange, provided that the Receiving Party shall give the Disclosing Party prompt written notice and sufficient opportunity to object to such use or disclosure, or to request confidential treatment of the Confidential Information; and (b) the Receiving Party’s non-use and non-disclosure obligations above shall not apply to such Confidential Information as the Receiving Party can establish by written documentation to:

(a)	have been publicly known prior to disclosure by the Disclosing Party of such information to the Receiving Party;

(b)	have become publicly known, without fault on the part of the Receiving Party, subsequent to disclosure by the Disclosing Party of such information to the Receiving Party;

(c)	have been received by the Receiving Party at any time from a bona fide third party, lawfully having possession of and the free right to disclose such information as evidenced by its files;

(d)	have been otherwise known by the Receiving Party prior to disclosure by the Disclosing Party to the Receiving Party of such information as can be evidenced by its files; or

(e)	have been independently developed by the Receiving Party without use of such information as evidenced by its files.

19.4	Return of Confidential Information

Upon (a) the termination of this Agreement; and (b) the request of the Disclosing Party, the Receiving Party shall promptly return all tangible items relating to Confidential Information of the Disclosing Party, including all written material, photographs, models, compounds, compositions and the like made available or supplied by the Disclosing Party to the Receiving Party, and all copies thereof; provided, however, that the Receiving Party may retain copies of Confidential Information only for regulatory purposes or to demonstrate compliance with Applicable Law.

19.5	Consultation as to Announcements

(a)	Subject to Clause 19.5(b), no public announcement or press release concerning the Company shall be made by any Party without first obtaining the prior written approval of the other Parties.

(b)	Clause 19.5(a) shall not prohibit the making of any public announcement or press release required to be made by a Party in accordance with Applicable Law or in accordance with the rules or regulations of any stock exchange, provided that the Party making such announcement or press release shall, to the extent permitted, consult with the other Parties concerning the timing and content of such announcement or press release prior to such announcement or press release being made, and shall give a copy thereof to the other Parties at the same time as, or, as soon as reasonably practicable after, the making of such announcement or press release.

20.	TAX MATTERS

20.1	The Shareholders shall ensure that all necessary steps will be taken to cause the Company to be regarded as a Tax resident in the Kingdom. This will include the location and exercise of central control or management of the Company from within the Kingdom.

20.2	The Company shall be responsible for and shall pay all its own Taxes as required by Applicable Law.

20.3	The Shareholders agree to enter into an addendum to this Agreement stipulating the tax treatment for each Shareholder hereunder in accordance with Clause 2.1(f).

20.4	Each Shareholder agrees to co-operate, to such extent as may be reasonably requested, in connection with the making of any returns, claims or elections for Tax purposes by the Company.

21.	Auditor

21.1	The Company shall at all times have an independent auditor.

21.2	At no time shall the Auditor be any Person other than a Big Four Firm.

22.	MISCELLANEOUS

22.1	Notices

Any notice, claim, request, demand, consent, designation, direction, instruction, certificate, report, confirmation, agreement or other communication to be given under this Agreement shall be given in writing in the English language and shall be deemed duly given on the day of delivery or transmission at the place of intended receipt when: (a) personally delivered by hand; (b) delivered via e-mail (provided that no automated notice of delivery failure is subsequently received by the sender, and in proving such service it shall be sufficient to produce a confirmation setting out confirmation of delivery to each recipient to whom the message was sent); or (c) received after mailing by certified or registered mail, postage pre-paid, in each case addressed to a Party at its address as indicated in Schedule 4 (Addresses for Notices) to this Agreement or to any subsequent address to which the relevant Party has requested that notices be delivered by notice given to all Parties in accordance with this Clause 21.1.

22.2	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Kingdom.

22.3	Jurisdiction

(a)	In the event of any dispute, difference, claim, controversy or question between the Parties, directly or indirectly arising at any time under, out of, in connection with or in relation to this Agreement (or the subject matter of this Agreement) or any term, condition or provision hereof, including any of the same relating to the existence, validity, interpretation, construction, performance, enforcement and termination of this Agreement (a “Dispute”), the affected Parties (the “Disputing Parties”) shall first endeavour to settle such Dispute by good faith negotiation, which shall be escalated first to the Senior Representatives, and thereafter to the respective boards of managers or directors or similar governing bodies (as may be the case) of each Disputing Party. The Parties agree, save as otherwise agreed in writing by the Disputing Parties, that such negotiations shall not exceed three (3) months from the date of the start of such negotiations.

(b)	If the Disputing Parties are unable to resolve a Dispute within the three (3) month period contemplated in paragraph (a) above, the Dispute shall be finally referred to the Saudi Centre for Commercial Arbitration (“SCCA”) for resolution in accordance with its Arbitration Rules. The arbitration shall be conducted by an arbitration tribunal consisting of three (3) arbitrators, of whom PIC shall appoint one (1) arbitrator, NV shall appoint one (1) arbitrator, and the arbitrators so chosen by each of PIC and NV shall jointly nominate one (1) arbitrator to be jointly appointed by PIC and NV. If the arbitrators appointed by PIC and NV do not agree on the nomination of a third arbitrator within a period of fifteen (15) Business Days, the SCCA shall appoint the third arbitrator. The arbitration shall take place in the English language and the seat shall be at the SCCA, in Riyadh, the Kingdom. Judgment for any award rendered may be entered in any court having jurisdiction or an application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be. Nothing in this Clause 21.3 shall preclude any Party from seeking provisional measures to secure its rights from any court having jurisdiction or where any assets of the other Party may be found. The arbitration proceedings contemplated by this Clause 21.3 and the content of any award rendered in connection with such proceeding shall be kept confidential by the Parties.

22.4	Entire Agreement

This Agreement, the Articles and the Commercial Agreements constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof.

22.5	Severability

The Parties consider that the provisions contained in this Agreement are reasonable, but if at any time any provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable in any respect, such provision shall be deemed to be severed from this Agreement but the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. In such event, the Parties agree to meet in good faith in order to agree within a reasonable time amendments to this Agreement to replace the provision held to be invalid, illegal or unenforceable so that it shall be replaced by a provision of substantially equivalent effect that is valid, legal and enforceable.

22.6	Survival

The obligations of the Parties under the following provisions shall survive the expiration or earlier termination of this Agreement:

(a)	Clause 1 (Definitions and Interpretation);

(b)	Clause 16 (Term and Termination);

(c)	Clause 17 (Liquidation);

(d)	Clause 19 (Confidentiality); and

(e)	Clause 22 (Miscellaneous).

22.7	Execution in Counterparts

This Agreement may be executed in any number of counterparts and by the different Parties on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument. The delivery of signed counterparts by facsimile or electronic transmission in “portable document format” (“.pdf”) that includes a copy of the sending Party’s signature(s) shall constitute due execution of this Agreement by such Party and shall have the same legal effect as manual signatures.

22.8	Amendments

This Agreement may not be amended, modified, supplemented or varied except by an agreement in writing signed by each Party. A Party may waive any provision of this Agreement with respect to itself by an instrument in writing signed by the Party against whom the waiver is to be effective.

22.9	Delay Shall not Constitute a Waiver

No failure on the part of a Party to exercise and no delay in exercising, any right, power or privilege under this Agreement or any other agreement between the Parties shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement, or any other such agreement or instrument, preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

22.10	Specific Performance

Without prejudice to any other rights or remedies that any Party may have under Applicable Law, each Party acknowledges and agrees that damages alone may not be an adequate remedy for any breach of the terms of this Agreement. Accordingly, any Party shall be entitled, without proof of special damages, to seek the remedies of injunction. Specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

22.11	Costs

Except as otherwise provided under this Agreement, each Party shall pay its own costs in connection with the negotiation, preparation, execution and performance of this Agreement.

22.12	Non-Assignment; Successors and Assigns

No Party shall, nor shall it purport to, assign, transfer, charge or otherwise deal with all or any of its rights and/or obligations under this Agreement, nor grant, declare, create or dispose of any right or interest in this Agreement in whole or in part without the prior written consent of the each other Party. Any purported assignment in contravention of this Clause 21.12 shall be void. Notwithstanding the foregoing, the obligations under this Agreement shall be binding on each Party’s successors in title or assignees, but such Persons shall not be entitled to the benefit of the provisions of this Agreement unless and until the relevant transfer or assignment has been consented to in writing by each of the Parties and the relevant successor in title or assignee has entered into a Deed of Adherence.

22.13	Rights of Third Parties

(a)	A Person who is not a party to this Agreement shall not have any right to enforce any term of this Agreement.

(b)	The rights of the Parties to terminate, rescind or agree to any variation, waiver or settlement under this Agreement shall not be subject to the consent of any Person that is not a party to this Agreement.

22.14	Further Assurance and Covenants

(a)	Each of the Parties shall, at its own cost, use all reasonable endeavours from time to time on or following the date hereof, on being required to do so by the other Party, to execute any additional documents in a form satisfactory to such other Party and to do or procure that any other acts or things are done to give full effect to this Agreement and secure to the Parties the full benefit of the rights, powers, privileges and remedies conferred upon the Parties by this Agreement.

(b)	Each of the Shareholders shall at all times exercise the votes that it controls at any General Assembly to give full effect to this Agreement.

22.15	Conflict between this Agreement and the Articles

If there is any ambiguity or conflict between this Agreement and the Articles, the terms of this Agreement shall prevail as between the Shareholders, and in such event the Shareholders shall procure such modification to the Articles as shall be necessary to enable the Company to be administered in accordance with this Agreement.

22.16	Liabilities, Rights and Remedies

Except where this Agreement expressly provides to the contrary, the rights and remedies contained in this Agreement are cumulative, and not exclusive of any rights and remedies provided by Applicable Law.

22.17	Preservation of Records

Notwithstanding any termination of this Agreement, the Company shall preserve, or make appropriate arrangements for the preservation of, and any current or former Shareholder shall continue to have the right to receive or to request reasonable access to review and inspect, any books and records (including financial records and reports) and Tax filings relating to any Financial Year during which any such Shareholder held any Shares in the Company for a period of seven (7) years from the end of any such Financial Year

***

Schedule 1

Form of Joinder

Schedule 2

BOARD Reserved matters

(a)	solely from the Effective Date and until Accreditation, approving the Annual Budgets and any amendments thereto, provided that any such Annual Budget, or amendment thereto, does not represent a material deviation from the scope of the Business Plan as then in effect;

(b)	the acquisition or disposal of any material asset, including shares in other companies, or approving the participation by the Company in any partnership or joint venture with a value or consideration therefor equal to or in excess of [***] (or its equivalent in any other currency) in any transaction or series of related transactions, unless such acquisition or disposal is specifically provided for, or otherwise expressly contemplated by, the applicable Annual Budget and the Business Plan;

(c)	solely from the Effective Date and until Accreditation, the Company entering into, terminating or varying any contract or arrangement which involves the making of payments, or the assumption of obligations or liabilities, by the Company equal to or in excess of [***] (or its equivalent in any other currency) in aggregate over the term of the contract, except (i) as specifically provided for in, or otherwise expressly contemplated by, the applicable Annual Budget and the Business Plan, (ii) any contract with a customer for the provision of services within the scope of the Business by the Company to such customer and (iii) any contract with a third party provider of laboratory services, if such contract is expressly exempted, pursuant to and in accordance with the Lab Services Agreement;

(d)	the initiation or settlement by the Company of any action or proceeding where potential damages, liabilities or diminution in value of the Company is reasonably expected to be in excess of [***] (or its equivalent in any other currency); and/or

(e)	removing any member of the senior management of the Company (other than the CEO or the CFO, each of whom shall be replaced only by the Shareholder entitled to appoint such officer)or amending their authorities.

Schedule 3

Shareholder Reserved matters

(a)	solely from the Effective Date and until Accreditation, approving the Business Plan and any amendments thereto;

(b)	adopting the financial statements of the Company;

(c)	solely from the Effective Date and until Accreditation, the Company borrowing money, incurring indebtedness or authorizing the entry into, or issuance of, letters of credit in an aggregate principal amount in excess of [***], other than (i) any borrowings in the ordinary course of business under any working capital facility entered into in the ordinary course of business and consistent with the applicable Annual Budget and the Business Plan and (ii) any bank guarantees incurred in order to satisfy the conditions to any tender or client contract;

(d)	declaring, making or paying any dividend or other Distribution;

(e)	appointing and dismissing the Auditor and determining its compensation;

(f)	adoption of the Company’s dividend policy and any amendments thereto;

(g)	any change to the composition (other than as expressly stipulated in Clause 6.1), size or authorities of the Board;

(h)	resolving any Board Reserved Matter where the existence of a Conflicting Interest results in there not being sufficient votes to issue a decision in respect of such Board Reserved Matter;

(i)	any material change to the nature or scope of the Business;

(j)	any steps towards an IPO of the Company’s Shares other than as contemplated in the Business Plan;

(k)	the adoption and/or amendment of any employee share ownership plan, profit sharing or equity incentive plan;

(l)	any merger, consolidation, transfer or sale of all or substantially all of the assets or equity securities of the Company;

(m)	carrying out any act or step to wind-up, dissolve or liquidate the Company;

(n)	any amendment or variation to the Articles or to the Constitutive Documents of the Company, other than as necessary to reflect actions taken pursuant to the provisions of Clause 5 (Funding of the Company) (and otherwise in accordance with the provisions of this Agreement);

(o)	carrying out any issuance, alteration, reorganisation, repurchase or redemption of the share capital of the Company, including issuing new Shares to any person (other than, subject always to the provisions of Clause 5 (Funding of the Company), to the Shareholders), reducing, converting and subdividing, cancelling or otherwise reorganising, or altering any rights, preferences or privileges attaching to, any Shares and any related amendment to the Constitutive Documents; and/or

(p)	changing the nationality, domicile or place of incorporation of the Company and any related amendments to the Constitutive Documents.

Schedule 4

ADDRESSEs FOR NOTICES

Schedule 5

Form of Deed of Adherence

Schedule 6

FAIR MARKET VALUE

1.	For the purposes of this Agreement, and unless otherwise agreed by the relevant Parties, “Fair Market Value” of any Shares as of any date of determination (the “Base Value Date”) means the price which the Shareholders unanimously agree to be the fair market value of the Shares in a capital increase or sale on arm’s length terms as between a willing, unforced seller and a willing, unforced purchaser (taking no account of whether the Shares do or do not carry control of the Company) and, if the Company is then carrying on business as a going concern, on the assumption that it will continue to do so. The Shareholders shall be required to commence the process contemplated by this Schedule 6 on, or as soon as reasonably practical after, the applicable Base Value Date.

2.	If the Shareholders fail to unanimously agree on the Fair Market Value within thirty (30) days of the applicable Base Value Date, then any Shareholder shall have the right to serve a notice to each other Shareholder requiring that the Fair Market Value be determined by a Qualified Institution using its independent professional judgment, based on appropriate internationally recognised valuation techniques as established by the International Valuation Standards Council (“IVSC”) and by reference to the provisions of paragraph 4 below.

3.	Where this Agreement requires the appointment of a Qualified Institution, the Shareholders shall unanimously appoint the same by agreement in writing or, if the Shareholders are unable to unanimously agree on the identity of such Qualified Institution within ten (10) days after a Shareholder serves a notice requiring the Fair Market Value to be determined by a Qualified Institution, or if the Qualified Institution appointed is unable or unwilling to act, the Saudi Authority for Accredited Valuers (TAQEEM) shall select an appropriate firm from amongst the Qualified Institutions, in either case on the application of any Shareholder.

4.	The Qualified Institution shall act on the following basis:

(a)	the Qualified Institution shall act as an expert and not as an arbitrator;

(b)	the Qualified Institution shall:

(A)	assess the historical and projected financial performance of the Company;

(B)	apply generally accepted methodologies for valuing the Company, including discounted cash flow analysis, comparisons with any similar companies whose shares are traded on any stock exchange and comparisons with any publicly disclosed sales of similar companies or significant pools of similar assets;

(C)	use the IVSC definition of “market value” to determine the Fair Market Value;

(D)	assume, for purposes of its determination, that if the Company is then carrying on business as a going concern, it will continue to do so;

(E)	assume each Share to have the same value, corresponding to its proportion of the value of all of the Shares;

(F)	value the Shares on the assumption that each Share is unencumbered and freely transferable; and

(G)	not attach additional or reduced value to any holding of Shares by virtue only of that holding comprising or after purchase conferring or giving rise to control over a majority or minority of the total share capital of the Company.

(c)	the Fair Market Value must be expressed as a single amount and not as a range of values;

(d)	the item or items in dispute shall be notified to the Qualified Institution in writing by each of the Shareholders within ten (10) Business Days after the date of the Qualified Institution’s appointment;

(e)	each Shareholder shall each provide (and, to the extent they are reasonably able to do so, shall procure that their respective Affiliates and accountants shall provide) the Qualified Institution promptly with all information, assistance and access to books and records of account, documents, files, papers and information stored electronically which the Qualified Institution reasonably requires, and the Qualified Institution shall be entitled (to the extent it considers it appropriate) to base its determination on such information and on the accounting and other records of the Company;

(f)	the Qualified Institution shall state in writing in a certificate (the “FMV Certificate”) what, in its opinion, is the fair market value of the Shares, and shall provide a copy of the FMV Certificate to the Company and each Shareholder;

(g)	the determination of the Qualified Institution as set forth in the FMV Certificate shall (in the absence of fraud, gross negligence or wilful misconduct) be final and binding on the Parties;

(h)	the determination of the Qualified Institution as set forth in the FMV Certificate shall not (in the absence of fraud, gross negligence or wilful misconduct) be subject to appeal to any court or tribunal on any basis whatsoever; and

(i)	the costs of the determination, including the fees and expenses of the Qualified Institution, shall be borne between the Shareholders equally.

Schedule 7

Initial business plan and initial budget

Schedule 8

EXISTING NV CLIENTS and Contracts

Schedule 9

FORM OF LOAN AGREEMENT

Schedule 10

FORM OF Registration Rights Agreement

Schedule 11

FORM OF preemptive rights agreement

Schedule 12

FORM OF ROFO Agreement

THIS AGREEMENT has been entered into on the date stated at the beginning of it.

For and on behalf of THE PHARMACEUTICAL INVESTMENT COMPANY

Signed by:	/s/ Ibrahim Abdulrahman I Aljuffali
Name: Dr. Ibrahim Abdulrahman I Aljuffali
Title: Chairman
Date: 26 June 2023

[Signature Page to the Joint Venture Agreement for Project Chrome]

For and on behalf of CENTOGENE N.V

Signed by:	/s/ Kim Stratton
Name: Kim Stratton
Title: Chief Executive Officer
Date: 26 June 2023

/s/ Miguel Coego
Name: Miguel Coego
Title: Chief Financial Officer, Legal & IT
Date: 26 June 2023

[Signature Page to the Joint Venture Agreement for Project Chrome]